CENTRUE FINANCIAL CORPORATION

2004 ANNUAL REPORT

CORPORATE
PROFILE &

CORPORATE PROFILE

Centrue Financial Corporation (the “Company”) is the holding company for Centrue Bank (the “Bank”). As a community-oriented financial institution, the Bank operates nineteen retail banking offices and provides comprehensive financial services to families and local businesses residing in Kankakee, Champaign, Clinton, Grundy, Iroquois, Livingston and St. Clair counties, and portions of Will County in Illinois.

Beginning on February 25, 2005, the common stock of the Company has been publicly traded on the Nasdaq National Market System under the symbol “TRUE.” Prior to February 25, 2005, it was traded on the American Stock Exchange under the symbol “CFF”.

Factors That May Affect Future Results

This publication contains statements concerning earnings, revenues, operating margins, growth and other financial measurements; new business and business opportunities; acquisitions; and other aspects of future operating or financial performance. These statements are based on assumptions currently believed to be valid and may be “forward-looking statements” under the securities laws, as further detailed on pages 27 and 28 of this Annual Report. Various factors could materially affect actual results. These include, among other things, changes in general economic or market conditions, government regulation and competition. For additional information about these factors, see our report on Form 10-K for 2004 and reports on Forms 10-Q and 8-K filed with the Securities and Exchange Commission.

LETTER TO
STOCKHOLDERS

The mission of Centrue Financial Corporation is to be the premier bank serving central Illinois, southern Illinois, western Indiana and metropolitan St. Louis, Missouri with a return on equity within the upper quartile of our peer group. Our regional banking philosophy is to support and empower our employees to provide superior customer service.

Dear Stockholder,

We are pleased to provide this 2004 annual report reflecting the results for our first full year of operations since Centrue Financial Corporation was formed in October 2003 through the merger of Kankakee Bancorp, Inc. and Aviston Financial Corporation. The strategic initiatives that we implemented following the merger have allowed us to significantly improve our financial performance during 2004. For the year ended December 31, 2004, we reported net income of $4.9 million, a significant increase compared to $1.4 million in 2003. Earnings per share tripled to $1.95 per share in 2004. Our return on average assets and average stockholders’ equity for the year also improved to 0.80% and 10.96% respectively.

As evidenced by our financial results, we placed a high priority on improving our profitability during 2004, although our assets did grow slightly as well. Our net interest income benefited from our increasing emphasis on commercial loans along with the growth in our investment securities portfolio. We have also become much more disciplined with our deposit pricing, and our net interest margin consequently improved to 3.42% in 2004 from 3.16% in 2003. Our deposit mix changed significantly as we reduced certificates of deposit by $16.9 million, or 6%, during the year. At the same time we increased non-interest checking accounts by $9.6 million, or 22%, and also began offering sweep accounts with the balances in these accounts having already grown to $8.6 million by year end.

We also took action to enhance our fee income which increased $1.5 million, or 52%, in 2004, primarily through the implementation of an overdraft protection product and restructured fee schedules. During the last year, we also formed strategic alliances to deliver brokerage, trust and credit card products. Our customers will benefit from enhanced products, and we will be able to deliver these products more cost efficiently.

We have assembled a talented group of officers and employees, with the majority of our senior officers having joined Centrue within the last two years. We continue to add experienced bankers in positions throughout our organization, both from acquisitions and by attracting them from other banks within our markets. Our bankers enjoy an atmosphere where they are empowered to make decisions and to meet the needs of our customers. One of our primary initiatives for 2005 is our True Blue program which is being undertaken to reinforce the culture to provide superior customer service.

We are not satisfied with our current level of classified assets and continue working diligently to reduce problem assets and improve our overall asset quality. During 2004, we hired a commercial banker with over twenty years of experience as our Chief Credit Officer. This position is responsible for all credit administration functions and for the independent review and monitoring of our loan portfolio. We believe that the creation of this new position has strengthened the internal controls over our lending functions and will allow us to reduce our classified assets while prudently expanding our commercial loan portfolio.

We continue to maximize the use of the capital entrusted to us, and in 2004 we repurchased 232,706 shares, or 9%, of our common stock. Over the last three years we have repurchased 899,470 shares of our stock at an average price of $21 per share. We completed the transfer of our stock listing on February 25, 2005 and are now traded on Nasdaq under the symbol “TRUE”. We believe that our listing on Nasdaq will provide more liquidity and visibility for our Centrue stockholders.

LETTER TO
STOCKHOLDERS

On December 31, 2004, we announced the proposed acquisition of Illinois Community Bancorp, Inc. and its subsidiary bank in Effingham, Illinois. This acquisition will allow us to expand our geographic coverage between our existing locations in Champaign and Metro East St. Louis. Illinois Community Bancorp has assets of $33 million, and the acquisition is expected to close in the second quarter of 2005, subject to regulatory and stockholder approvals.

During 2005, we will continue to focus on long-term profitability as we also search for opportunities within our market area to expand our geographic footprint, both through acquisitions and internally. We look forward to the opening of our newly constructed facility in Fairview Heights, Illinois scheduled for the second quarter of 2005. We have also entered into an agreement with a third party vendor to improve our data processing and item processing services. We believe that the transition to this new relationship in 2005 will allow us to improve customer service, as well as our productivity.

We appreciate the continued loyalty and support of our shareholders, customers and employees, and we are committed to making 2005 another successful year for Centrue.

Sincerely,

Michael A. Griffith Chairman of the Board	Thomas A. Daiber President and CEO

FINANCIAL
HIGHLIGHTS

FINANCIAL HIGHLIGHTS

	Years Ended December 31,

	2004	2003	2002	2001	2000

	(Dollars in thousands, except per share data)
Selected Financial Condition Data:
Total assets	$611,853	$609,411	$546,404	$490,280	$459,894
Loans, net, including loans held for sale	419,379	426,043	384,517	394,744	338,998
Investment securities held-to-maturity (1)	149	942	1,143	1,554	2,066
Investment securities available-for-sale	124,763	87,712	82,638	46,391	73,221
Deposits	495,777	496,257	431,964	415,279	387,679
Total borrowings	49,661	54,396	59,700	30,000	29,000
Trust preferred securities	20,000	10,000	10,000	—	—
Stockholders’ equity	43,176	45,643	41,107	41,191	39,289
Shares outstanding (3)	2,380,666	2,606,022	2,331,762	2,432,716	2,526,216
For the period:
Net interest income after provision for loan losses	$17,548	$11,358	$12,037	$13,528	$12,852
Net income	4,889	1,363	2,233	3,261	2,584
Per common share (3):
Book value per share outstanding	$18.14	$17.51	$17.63	$16.93	$15.56
Tangible book value per share outstanding (2)	12.16	12.66	15.81	15.11	13.65
Basic earnings per share	1.96	0.65	0.94	1.34	1.03
Diluted earnings per share	1.95	0.65	0.93	1.31	1.00
Financial ratios:
Stockholders’ equity to total assets	7.06%	7.49%	7.52%	8.40%	8.54%
Non-performing assets to total assets	1.64%	1.00%	2.03%	0.45%	0.76%
Net charge-offs to average loans	0.77%	1.53%	0.01%	0.02%	0.02%
Net interest margin	3.42%	3.16%	3.22%	3.16%	3.25%
Efficiency ratio (5)	67.90%	72.77%	65.40%	70.97%	74.42%
Return on average assets	0.80%	0.25%	0.42%	0.69%	0.60%
Return on average stockholders’ equity	10.96%	4.00%	5.42%	8.20%	6.95%
Average equity to average assets	7.31%	6.33%	7.70%	8.41%	8.70%
Dividend payout Ratio (4)	3.83%	46.15%	30.32%	18.32%	24.12%

(1)	Includes certificates of deposit.

(2)	Calculated by subtracting goodwill and other intangible assets from stockholders’ equity.

(3)	All share and per share information for years prior to 2003 have been restated for the 2 for 1 stock split in October 2003.

(4)	Calculated by dividing dividends per share by earnings per share.

(5)	Calculated by net interest income plus noninterest income excluding securities gains divided by noninterest expense.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview
Centrue Financial Corporation (the “Company”) is the holding company for Centrue Bank, (the “Bank”). All references to the Company in the following discussion include the Bank and the Bank’s wholly-owned service corporation, Centrue Service Corporation (“CSC”), unless indicated otherwise. In October 2003, Kankakee Bancorp, Inc. merged with Aviston Financial Corporation (“Aviston Financial”) and subsequent to the merger, the remaining corporation changed its name to Centrue Financial Corporation. At the time of the merger, Aviston Financial had approximately $98 million in total assets. The subsidiary banks were merged to form Centrue Bank, a state-chartered commercial bank. On March 5, 2004, the Company acquired Parish Bank and Trust Co. (“Parish”) located in Momence, Illinois. At the time of the acquisition, Parish had approximately $21 million in total assets. On December 31, 2004, the Company announced its intent to acquire Illinois Community Bancorp, Inc., located in Effingham, Illinois with total assets of approximately $33 million. The proposed acquisition, which is expected to close in the second quarter of 2005, is subject to regulatory approval as well as approval by Illinois Community’s stockholders. The Company continues to explore opportunities to expand its geographic scope into targeted markets and to increase its presence in existing markets through mergers and acquisitions, as well as de novo branching opportunities.

The Company had its first full year as Centrue Financial in 2004. Since the 2003 merger, a new experienced management team has been assembled by Thomas A. Daiber, who joined the Company as CEO. Senior officer positions filled with new executives since 2003 included the Chief Financial Officer, Chief Credit Officer, new Regional Presidents for three of our four Banking regions (each of these Presidents is also a commercial lender with more than 15 years of experience), a new Corporate Controller and three other seasoned commercial lenders. While operating as one significant business unit, management has reorganized the Company into four operating regions and is working to improve operations and profitability throughout the branch system, while it continues to clean up the asset quality issues it inherited.

Net income increased 258.7% to $4.9 million in 2004 compared to $1.4 million in 2003. Assets grew 0.4% from $609.4 million at the end of 2003 to $611.9 million at the end of 2004. During 2004, the Company divested $20.2 million of long-term fixed rate 1-4 family mortgage loans in order to improve the interest rate risk profile. Without the mortgage loan sales, total assets would have increased by $22.7 million or 3.7%.

The Company has had an aggressive capital management plan over the last three years. As part of this strategy, the Company made open market purchases of its own stock, repurchasing 167,224 common shares at a total cost of $3.2 million ($19.15 per share) in 2002, 466,540 shares of stock at a total cost of $9.3 million ($19.95 per share) in 2003 and an additional 232,706 shares of stock at a total cost of $6.5 million ($27.99 per share) in 2004. The Company executed a 2 for 1 stock split in the form of a dividend during October of 2003. All references in this discussion to the prices and number of shares have been adjusted for this split. In addition, the Company is continuously evaluating balance sheet opportunities to augment and leverage its capital base to maximize stockholders’ return on equity. The Company will continue to evaluate opportunities in 2005 in an effort to continue a positive earnings trend.

The Company’s results of operations are dependent primarily on net interest income, which is the difference, or “spread”, between the interest income earned on its loans and investments and its cost of funds, consisting of interest paid on its deposits and on borrowed funds. The Company’s operating expenses principally consist of employee compensation and benefits, occupancy, marketing and other general and administrative expenses. The Company’s results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

Mission and Goals

The Company’s mission is to be the premier bank serving central Illinois, southern Illinois, western Indiana and metropolitan St. Louis, Missouri with a return on equity within the upper quartile of our peer group. Our regional banking philosophy is to support and empower our employees to provide superior customer service.

In seeking to accomplish this mission, management has adopted a business strategy designed to accomplish a number of goals, including:

•	increase return on equity and increase stockholders’ value;

•	maintain the Bank’s capital at a level that exceeds regulatory requirements;

•	attain a high level of asset quality;

•	manage the Company’s exposure to changes in market interest rates;

•	increase the Company’s net interest margin; and

•	to the extent available, take advantage of loan and deposit growth opportunities in the Company’s principal market areas.

The Company has attempted to achieve these goals by focusing on a number of areas, including:

•	management of the Company’s capital to enhance stockholders’ value;

•	employment of experienced and dedicated officers and employees;

•	establishment of regional banking centers with a local regional president;

•	expansion of the Company’s geographic presence through strategic acquisitions and de novo branches;

•	the origination of commercial real estate, consumer, commercial business, and, multi-family and construction loans;

•	forming strategic alliances for ancillary banking services such as trust, brokerage and credit card services designed to enhance product offerings for customers while increasing efficiency;

•	providing high quality service to enhance customer loyalty; and

•	offering a variety of financial products and services to serve as comprehensively as practicable the financial needs of families and community businesses in its market areas.

Critical Accounting Policies

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in preparing its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. The Company believes the following discussion, including the allowance for loan losses, goodwill, real estate held for sale and mortgage servicing rights, addresses the Company’s most critical accounting policies, which are those that are most important to the portrayal of the Company’s financial condition and results and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Allowance for Loan Losses — The allowance for loan losses is a material estimate that is particularly susceptible to significant changes in the near term and is established through a provision for loan losses. The allowance is based upon past loan experience and other factors which, in management’s judgment, deserve current recognition in estimating loan losses. The evaluation includes a review of all loans on which full collectibility may not be reasonably

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

assured. Other factors considered by management include the size and character of the loan portfolio, concentrations of loans to specific borrowers or industries, existing economic conditions and historical losses on each portfolio category. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties, which collateralize loans. Management believes it uses the best information available to make such determinations. If circumstances differ substantially from the assumptions used in making determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be affected. While the Company believes it has established its existing allowance for loan loses in conformity with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing the Bank’s loan portfolio, will not request an increase in the allowance for loan losses. Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases to the allowance will not be necessary if loan quality deteriorates.

Goodwill — Costs in excess of the estimated fair value of identified net assets acquired through purchase transactions are recorded as an asset by the Company. This amount was originally amortized into expense on a straight-line basis assuming a life of twenty years. Effective January 1, 2002, the Company ceased amortization in accordance with newly adopted accounting standards generally accepted in the United States of America. The Company performed an initial impairment assessment as of January 1, 2002 and annual impairment assessments as of September 30, 2002, 2003 and 2004. No impairment of goodwill was identified as a result of these tests. In making these impairment assessments, management must make subjective assumptions regarding the fair value of the Company’s assets and liabilities. It is possible that these judgments may change over time as market conditions or Company strategies change, and these changes may cause the Company to record impairment charges to adjust the goodwill to its estimated fair value.

Real Estate Held for Sale — Real estate held for sale is recorded at the lower of the property’s fair value at the date of foreclosure or cost. Initial valuation adjustments, if any, are charged against the allowance for loan losses. Property is evaluated to ensure the recorded amount is supported by its current fair value. Subsequent declines in estimated fair value are charged to expense when incurred.

Mortgage Servicing Rights — The Company recognizes as a separate asset the rights to service mortgage loans for others. The value of mortgage servicing rights is amortized in relation to the servicing revenue expected to be earned. Mortgage servicing rights are periodically evaluated for impairment based upon the fair value of those rights. Estimating the fair value of the mortgage servicing rights involves judgment, particularly of estimated prepayment speeds of the underlying mortgages serviced. Net income could be affected if management’s assumptions and estimates differ from actual prepayments.

The above listing is not intended to be a comprehensive list of all the Company’s accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management’s judgment in their application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result.

Economic Climate

During 2004, the Federal Open Market Committee (“the FOMC”) began increasing the federal funds target from a low of 1.00% at the beginning of the year, up to 2.25% at the end of the year. Additionally, the Wall Street Journal prime rate increased from 4.00% to 5.25% by the end of 2004. In February 2005, the FOMC increased the federal funds rate an additional 25 basis points, which in turn caused a 25 basis point increase in the prime rate. The federal funds rate is the rate at which financial institutions borrow from each other, while the prime rate is the rate at which banks lend money to their customers. Of the Company’s commercial loans at December 31,

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

2004, approximately 36% are tied to the prime rate and immediately reprice. The increase in rates should have a positive impact on the Bank’s ability to generate interest income on commercial loans. The Company expects to see tightening of key net interest margin drivers due to the fact that long-term rates have not increased while short-term rates have increased 125%.

Results of Operations

The Company’s results of operations depend primarily on the level of its net interest and non-interest income and its control of operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned from or paid on them.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

Net Interest Income Analysis

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year Ended December 31, 2004			Year Ended December 31, 2003			Year Ended December 31, 2002

	Average	Interest		Average	Interest		Average	Interest
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$433,406	$24,955	5.76%	$366,305	$23,523	6.42%	$394,523	$27,615	7.00%
Investment securities (2)	108,825	4,424	4.07%	75,088	3,554	4.73%	72,869	3,842	5.27%
Other interest-earning assets	12,037	119	0.99%	49,296	313	0.63%	28,082	518	1.84%
FHLB stock	3,462	214	6.18%	2,929	195	6.66%	2,634	139	5.28%

Total interest-earning assets	557,730	29,712	5.33%	493,618	27,585	5.59%	498,108	32,114	6.45%

Other assets	52,308			45,080			37,185

Total assets	$610,038			$538,698			$535,293

Interest-bearing liabilities:
Time deposits	$261,473	6,467	2.47%	$243,629	7,564	3.10%	$254,239	10,412	4.10%
Savings deposits	90,580	560	0.62%	78,450	860	1.10%	72,196	1,397	1.94%
Interest Bearing Demand deposits	92,698	780	0.84%	83,001	792	0.95%	73,312	1,485	2.03%

Total interest bearing deposits	444,751	7,807	1.76%	405,080	9,216	2.28%	399,747	13,294	3.33%
Borrowings	63,991	2,843	4.44%	62,115	2,780	4.48%	63,038	2,793	4.43%

Total interest-bearing liabilities	508,742	10,650	2.09%	467,194	11,996	2.57%	462,785	16,087	3.48%

Non-Interest Bearing Demand Deposits	52,654			33,719			27,133
Other liabilities	4,039			3,700			4,170

Total liabilities	565,435			504,614			494,088

Stockholders’ equity	44,603			34,084			41,205

Total liabilities and stockholders’ equity	$610,038			$538,698			$535,293

Net interest income		$19,062			$15,589			$16,027

Net interest rate spread			3.24%			3.02%			2.97%

Net earning assets	$48,988			$26,424			$35,323

Net yield on average interest-earning assets (net interest margin)			3.42%			3.16%			3.22%

Average interest-earning assets to average interest-bearing liabilities		109.63%			105.66%			107.63%

(1)	Calculated on a tax-equivalent basis assuming a 34% tax rate, including loans held for sale, and net of deferred loan fees, loan discounts, loans in process and the allowance for loan losses. Includes net loan fees of $276, $142, and $45 for 2004, 2003, and 2002, respectively.

(2)	Calculated on a tax-equivalent basis assuming a 34% tax rate.

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the levels of interest rates. For each category of interest-earning assets and interest-bearing liabilities,

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

information is provided on changes attributable to: (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume).

For purposes of this table, changes attributable to both rate and volume, which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31,			Year Ended December 31,
	2004 vs. 2003			2003 vs. 2002

	Increase (Decrease)			Increase (Decrease)
	Due to		Total	Due to		Total
			Increase			Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)

	(Dollars in thousands)
Interest earning assets:
Loans receivable	$4,024	$(2,595)	$1,429	$(1,899)	$(2,193)	$(4,092)
Investment securities	1,425	(555)	870	114	(402)	(288)
Other interest-earning assets	(315)	124	(191)	254	(459)	(205)
Federal Home Loan Bank stock	33	(14)	19	17	39	56

Total interest-earning assets	$5,167	$(3,040)	$2,127	$(1,514)	$(3,015)	$(4,529)

Interest bearing liabilities:
Certificate accounts	$530	$(1,627)	$(1,097)	$(422)	$(2,426)	$(2,848)
Savings deposits	118	(418)	(300)	112	(649)	(537)
Interest Bearing Deposits	87	(99)	(12)	176	(869)	(693)
Borrowings	83	(20)	63	(41)	28	(13)

Total interest-bearing liabilities	$818	$(2,164)	$(1,346)	$(175)	$(3,916)	$(4,091)

Net interest income			$3,473			$(438)

Comparison of Operating Results for 2004 to 2003

General

Net income was $4.9 million, or $1.95 per share (diluted), for the year ended December 31, 2004 compared to $1.4 million, or $0.65 per share (diluted), for the year ended December 31, 2003. The 258.7% increase in net income occurred primarily due to an increase in net interest income of $3.3 million, a decrease of $2.9 million in provision for loan losses, and an increase in noninterest income of $301,000 offset by an increase in noninterest expenses of $1.4 million, as well as an increase in income taxes of $1.6 million.

Net Interest Income

Net interest income was $18.7 million for the year ended December 31, 2004, an increase of $3.3 million, or 21.1%, during 2004 compared to 2003. Net interest income increased primarily due to an increase in interest income of $1.9 million or 7.0% as well as a decrease in interest expense of $1.3 million or 11.2%. The increase in interest income resulted from an increase in the average balance of interest-earning assets of $64.1 million, partially offset by a decrease of 26 basis points in the average rate of interest on interest earning assets. The decrease in interest expense resulted primarily from the decrease in the average rate of interest on interest-bearing liabilities of 48 basis points, which was partially offset by an increase in the average balance of interest-bearing liabilities of $41.5 million. As discussed previously, during 2004 the interest rate environment shifted higher beginning at the end of the second quarter of the year and continued

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

higher throughout the end of 2004. This increase raised short-term interest rates as well as the prime rate and had a positive effect on net interest income during the second half of 2004.

Interest Income

Tax equivalent interest income totaled $29.7 million for the year ended December 31, 2004, an increase of $2.1 million or 7.7%, as compared to $27.6 million for 2003. This resulted from a $64.1 million increase in average interest-earning assets from $493.6 million during 2003 to $557.7 million during 2004, partially offset by a decrease in the yield earned on interest-earning assets from 5.59% during 2003 to 5.33% during 2004.

Tax equivalent interest on loans was $25.0 million for 2004, an increase of $1.5 million, or 6.1%, as compared to 2003. This was primarily attributable to an increase of $67.1 million in average outstanding loans as well as a decrease in the yield on loans from 6.42% during 2003 to 5.76% during 2004. The decrease in yields on loans resulted from loans repricing to lower interest rates during 2003 and early 2004.

Tax equivalent interest earned on investment securities and other interest-earning assets and dividends on Federal Home Loan Bank of Chicago (“FHLB”) stock totaled $4.8 million for 2004, compared to $4.1 million for 2003. This represented an increase of 17.2% during 2004. This was primarily due to an increase in average yield on these assets from 3.19% in 2003 to 3.83% in 2004, which was partially offset by a decrease in the average balance of these assets from $127.3 million in 2003 to $124.3 million in 2004. The overall increase in average yields was primarily due to the Company shifting lower yielding federal funds sold to higher yielding investment securities.

Interest Expense

Interest expense was $10.7 million for 2004, $1.3 million or 11.2% less than in 2003. This was due to a decrease in average rates to 2.09% for 2004 from 2.57% for 2003, which was partially offset by an increase of $41.5 million in the average balance of interest-bearing liabilities to $508.7 million for 2004 compared to $467.2 million for 2003.

During 2004, average interest bearing deposits increased by $39.7 million, to $444.8 million for 2004, compared to $405.1 million for 2003. The rate paid on interest bearing deposits decreased 52 basis points to 1.76% from 2.28%. The decrease in the average cost of deposits was due to the lower interest rate environment as well as a continued focus by the Company to shift to lower yielding deposits. The increase in average balances was primarily due to the Aviston Financial merger that occurred in October of 2003 and the Parish acquisition that occurred in March of 2004.

During both 2004 and 2003, $2.8 million of the Company’s interest expense related to borrowings. While interest expense on borrowed funds remained constant, the average balance of borrowed funds increased $1.9 million from $62.1 million in 2003 to $64.0 million in 2004. The increase in the average balance was partially offset by a decrease of four basis points in the average interest rate on borrowed funds to 4.44% in 2004 from 4.48% in 2003.

Provision for Loan Losses

The Company recorded a $1.2 million provision for loan losses during 2004 compared to a $4.1 million provision during 2003. Charge-offs during 2004 decreased to $3.6 million from $6.2 million during 2003. Recoveries during 2004 decreased to $295,000 from $632,000 in 2003. The ratio of net charge-offs to average outstanding loans was 0.77% in 2004 and 1.53% in 2003. The decrease in the provision for loan losses was primarily due to the higher amount of net charge-offs taken during 2003 compared to 2004. The majority of the charge-offs taken in 2004 had previously been reserved for during 2003 and prior years. Additionally, the Company has implemented a new asset quality program in an effort to ensure that the Company is adequately

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

reserved for loan losses. In line with the asset quality program, it was determined that the Company could lower the provision for loan losses for 2004.

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Management’s methodology to determine the adequacy of the allowance for loan losses considers specific credit reviews, past loan loss experience, current economic conditions and trends, and the volume, growth and composition of the loan portfolio. Based upon the Company’s quarterly analysis of the adequacy of the allowance for loan losses, considering remaining collateral of loans with more than a normal degree of risk, historical loan loss percentages and economic conditions, it is management’s belief that the $5.5 million allowance for loan losses at December 31, 2004 is adequate. However, there can be no assurance that the allowance for loan losses will be adequate to cover all future losses.

Each credit on the Company’s internal loan “watch list” is evaluated periodically to estimate potential losses. In addition, minimum loss estimates for each category of watch list credits are provided for based on management’s judgment which considers past loan loss experience and other factors. For installment and real estate mortgage loans, specific allocations are based on past loss experience adjusted for recent portfolio growth and economic trends. The total of the estimated loss exposure resulting from the analysis is considered the allocated portion of the allowance for loan losses. The amounts specifically provided for individual loans and pools of loans are supplemented by an unallocated portion of the allowance for loan losses. This unallocated amount is determined based on management’s judgment which considers, among other things, the risk of error in the specific allocations, other potential exposure in the loan portfolio, economic conditions and trends, and other factors. Further information is included in the asset quality section of this report on page 19.

The allowance for loan losses is charged when management determines that the prospects of recovery of the principal of a loan have significantly diminished. Subsequent recoveries, if any, are credited to the allowance for loan losses. All other installment loans that are 90 to 120 days past due are charged off monthly unless the loans are insured for credit loss or where scheduled payments are being received. Real estate mortgage loans are written down to fair value upon foreclosure. Commercial and other loan charge-offs are made based on management’s on-going evaluation of non-performing loans.

The following is a summary of loan loss experience and nonperforming assets for the years ended December 31, 2004 and 2003:

	2004	2003

	(Dollars in thousands)
Total loans	$424,854	$433,514
Total assets	611,853	609,411
Allowance for loan losses	5,475	7,471
Net loan charge-offs	3,352	5,610
Nonperforming loans	6,991	5,480
Nonperforming assets	10,035	6,080
Net loan charge-offs as a percentage of average loans	0.77%	1.53%
Nonperforming assets to total assets	1.64%	1.00%
Allowance for loan losses to gross loans	1.29%	1.72%
Allowance for loan losses to nonperforming loans	78.31%	136.34%

The Company will continue to improve the reporting and monitoring of the adequacy of the allowance for loan losses based on management’s analysis of its loan portfolio and general economic conditions.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

Noninterest Income

Noninterest income increased $301,000 for 2004 to $6.0 million, compared to $5.7 million for 2003. The 5.3% increase in noninterest income was the result of an increase of $1.5 million in fee income, offset by decreases of $385,000 in gain on sales of loans, $478,000 in gain on sale of branch, and a $247,000 decrease in other income. The increase in fee income during 2004 was the result of an overall restructuring of fees to be more competitive with other local banks as well as the implementation of a new overdraft protection program that began in June of 2004. The decrease in the gain on sale of loans was primarily due to the large amount of mortgage refinancing that took place in 2003 as a result of the low interest rate environment. The gain on sale of loans for 2004 was primarily generated from new mortgage loan originations. The gain on sale of branch in 2003 was due to the Company selling a branch in Hoopeston, Illinois. The decrease in other income was due to several immaterial changes.

Noninterest Expenses

Noninterest expenses were $16.8 million for 2004, as compared to $15.4 million for 2003. This represented an increase of $1.4 million or 8.7%. The increase in noninterest expenses primarily resulted from increases in compensation and benefits of $801,000, furniture and equipment of $425,000, and other expenses of $201,000. These increases were partially offset by a decrease in legal and professional fees of $224,000.. The increases in compensation and benefits, furniture and equipment, and other expenses were primarily due to additional personnel and locations resulting from the Aviston Financial merger which occurred in October 2003. Legal and professional fees decreased due to legal costs incurred in 2003 relating to the Company’s name change and fees relating to merger and acquisition activity which were not allowed to be capitalized.

Income Taxes

Income tax expense was $1.9 million for 2004, as compared to $290,000 for 2003. The Company’s effective tax rate was 28.2% for 2004 and 17.5% for 2003. These increases were the result of the increase in pre-tax income, partially offset by an increase in non-taxable income resulting from an increase in municipal investment income as well as the reduction in the valuation allowance for deferred taxes. The valuation allowance for deferred taxes was reduced due to the Company’s belief that net operating losses for state income taxes will be realized prior to their expiration date. A summary of the significant tax components is provided in Note 12 of the Notes to Consolidated Financial Statements included later in this report.

Comparison of Operating Results for 2003 to 2002

General

Consolidated net income was $1.4 million, or $0.65 per share (diluted), for the year ended December 31, 2003 compared to $2.2 million, or $0.93 per share (diluted), for the year ended December 31, 2002. The 39% decrease in net income occurred primarily due to a decrease in net interest income of $547,000, an increase of $132,000 in provision for loan losses, and an increase in noninterest expenses of $2.0 million offset by an increase in noninterest income of $1.2 million as well as a decrease in income taxes of $593,000.

Net Interest Income

Net interest income was $15.5 million for the year ended December 31, 2003, a decrease of $547,000, or 3.4%, during 2003 compared to 2002. Net interest income decreased primarily due to a decrease in interest income of $4.6 million or 14.4% partially offset by a decrease in interest expense of $4.1 million or 25.4%. The decrease in interest income resulted from the decrease of 86 basis points in the average rate of interest on interest earning assets, as well as a decrease in the average balance of interest-earning assets of $4.5 million. The decrease in interest expense resulted primarily from the decrease in the average rate of interest on interest-bearing liabilities of 91 basis points, which was partially offset by an increase in the average balance of interest-

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

bearing liabilities of $4.4 million. During 2003, the interest rate environment shifted slightly lower during the beginning of the year and remained low throughout the end of 2003. This decrease reduced all interest rates and had a negative effect on net interest income during 2003.

Interest Income

Tax equivalent interest income totaled $27.6 million for the year ended December 31, 2003, a decrease of $4.5 million or 14.1%, as compared to $32.1 million for 2002. This resulted from a decrease in the yield earned on assets from 6.45% during 2002 to 5.59% during 2003, as well as a $4.5 million decrease in average interest-earning assets from $498.1 million during 2002 to $493.6 million during 2003.

Tax equivalent interest on loans was $23.5 million for 2003, a decrease of $4.1 million, or 14.8%, as compared to 2002. This was primarily attributable to the effect of a decrease in the yield on loans from 7.00% during 2002 to 6.42% during 2003, as well as a decrease of $28.2 million in average outstanding loans. The decrease in interest earned on loans resulted from loans repricing to lower interest rates during 2003 as well as a decrease in average balances.

Tax equivalent interest earned on investment securities and other interest-earning assets and dividends on Federal Home Loan Bank of Chicago (“FHLB”) stock totaled $4.1 million for 2003, compared to $4.5 million for 2002. This represented a decrease of 9.7% during 2003. This was primarily due to a decrease in average yield on these assets from 4.34% in 2002 to 3.19% in 2003, which was partially offset by an increase in the average balance of these assets from $103.6 million in 2002 to $127.3 million in 2003. The increase in these assets was funded primarily by an increase in total deposits.

Interest Expense

Interest expense was $12.0 million for 2003 or $4.1 million (25.4%) less than in 2002. This was due to a decrease in average rates to 2.57% for 2003 from 3.48% for 2002, which was partially offset by an increase of $4.4 million in the average balance of interest-bearing liabilities to $467.2 million for 2003 compared to $462.8 million for 2002.

During 2003, average interest bearing deposits increased by $5.3 million, to $405.1 million for 2003, compared to $399.7 million for 2002. The rate paid on interest bearing deposits decreased 105 basis points to 2.28% from 3.33%. The decrease in the average cost of deposits was due to the lower interest rate environment as well as a continued focus by the Company to shift to lower yielding deposits. The increase in average balances was primarily due to the Aviston Financial merger, partially offset by the sale of the Hoopeston branch.

During 2003 and 2002, $2.8 million of the Company’s interest expense related to borrowed money. While interest expense on borrowed funds remained constant, the average balance of borrowed funds decreased $923,000 from $63.0 million in 2002 to $62.1 million in 2003. The decrease in average balance was offset against an increase of five basis points in the average interest rate on borrowed funds to 4.48% in 2003 from 4.43% in 2002. The increase in rates was due to the maturity of lower rate borrowings.

Provision for Loan Losses

The Company recorded a $4.1 million provision for loan losses during 2003 compared to a $4.0 provision during 2002. Charge-offs during 2003 increased to $6.2 million from $81,000 during 2002. Recoveries during 2003 increased to $632,000 from $33,000 in 2002. The ratio of net charge-offs to average outstanding loans was 1.53% in 2003 and 0.01% in 2002. A substantial portion of the 2002 provision for loan losses related to commercial real estate and real estate development loans. Real estate development loans relate to land acquisition, development planning, land improvements, such as streets and utilities, and either building construction or sales of developed parcels. Two principal sets of problem loans were made, in one case, to a group of related borrowers and, in the other case, to an individual borrower. The lead borrower of the

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

group filed a petition for bankruptcy protection under Chapter 11 on October 18, 2002. The majority of the problem loans that were provided for in 2002 were charged-off in 2003. The provision for loan losses for 2003 was increased as part of the Company’s asset quality program in an effort to ensure that the Company is adequately reserved for loan losses.

Noninterest Income

Noninterest income increased $1.2 million for 2003 to $5.7 million, compared to $4.6 million for 2002. The 26.5% increase in noninterest income was the result of increases of $201,000 in gain on sale of real estate, $155,000 in gain on sales of loans, $478,000 in gain on sale of branch, and a $339,000 increase in fee income. The increase in the gain on the sale of real estate was due to deferred gains from previous sales being recognized during 2003. The increase in gains on sales of loans was the result of a continued increase in refinancing during the first nine months of 2003. The gain on sale of branch was due to the Company selling a branch in Hoopeston, Illinois during 2003. The increase in fee income was primarily the result of an overall restructuring of fees to be more competitive with other local banks.

Noninterest Expenses

Noninterest expenses were $15.4 million for 2003, as compared to $13.4 million for 2002. This represented an increase of $2.0 million or 14.7%. The increase in noninterest expenses primarily resulted from increases in compensation and benefits of $635,000, occupancy expenses of $149,000, furniture and equipment of $333,000, advertising of $115,000, and other of $423,000. The increase in compensation and benefits was partially the result of $297,000 of severance payments associated with the departure of three executive officers and severance payments associated with reorganizational reductions of workforce, as well as normal merit and inflationary increases to both salaries and benefits. Additional personnel resulting from the Aviston Financial merger also contributed to the increase in compensation and benefits. The increase in occupancy costs was primarily the result of an increase in repair and maintenance work during the year. The increase in furniture and equipment expenses was primarily due to increased maintenance costs associated with new equipment. The increase in other expenses was primarily due to non-recurring expenses relating to the merger of Aviston Financial and the Company’s name change as well as other miscellaneous non-recurring expenses of $169,000.

Income Taxes

Income tax expense was $290,000 for 2003, as compared to $883,000 for 2002. This decrease was the result of the decrease in pre-tax income and to an increase in non-taxable income resulting from an increase in the cash surrender value of life insurance. The Company’s effective tax rate was 17.5% for 2003 and 28.4% for 2002. A summary of the significant tax components is provided in Note 12 of the Notes to Consolidated Financial Statements included later in this report.

Financial Condition

Total assets increased by $2.4 million or 0.4% to $611.9 million at December 31, 2004, from $609.4 million at December 31, 2003. The increase in total assets was due to increases in investment securities of $36.2 million, real estate held for sale of $2.7 million, office properties and equipment of $1.2 million and, goodwill of $1.0 million, offset by decreases in cash and cash equivalents of $32.3 million and net loans of $7.1 million. During 2004, the Company divested $20.2 million of long-term fixed rate 1-4 family mortgage loans in order to improve the interest rate risk profile. Without the mortgage loan sales, total loans would have increased by $13.1 million and total assets would have increased by $22.6 million.

Lending Activities

General. The principal lending activity of the Company is to offer financial services to our commercial, consumer and residential customers located in our primary market areas. These

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

financial services include 1-4 family residential, multi-family, commercial business, commercial real estate, consumer loans and all types of construction loans. In addition, to increase overall profitability and portfolio mix, we continue to focus our loan growth rate on commercial lending which will move us to be more in line with our commercial banking peers. From time to time, the Company has also utilized loan purchases to supplement loan originations.

Net loans decreased by $7.1 million or 1.7% to $418.9 million at December 31, 2004 from $426.0 million at December 31, 2003. Loans held for sale were $416,000 at December 31, 2004. There were no loans held for sale at December 31, 2003. The decrease in net loans was primarily attributable to the sale of $20.2 million of long-term fixed rate 1-4 family mortgage loans in order to improve the Company’s interest rate risk profile. Without the mortgage loan sales, net loans would have increased by $13.1 million. During the course of the year in 2004, market rates increased marginally following a significant decrease in the preceding two years. The Company has re-focused its loan efforts on the commercial portfolio and as a result experienced a high volume of commercial loan origination. The Company expects to continue to focus on increasing the commercial loan portfolio during 2005.

Loan Composition. The following table provides information concerning the composition of the Company’s loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for loan losses) as of the dates indicated. Loans held for sale are included in one-to-four family real estate loans.

	December 31,

	2004		2003		2002		2001		2000

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Real Estate Loans:
One-to-four family	$175,640	41.09%	$212,578	48.70%	$228,623	58.24%	$247,435	61.79%	$211,891	61.47%
Multi-family	15,655	3.66	16,461	3.77	13,672	3.48	11,983	2.99	11,608	3.37
Commercial	101,516	23.75	77,142	17.67	56,589	14.41	48,543	12.12	39,564	11.48
Construction and Development	31,014	7.26	28,640	6.56	21,286	5.42	22,555	5.63	17,797	5.16

Total real estate loans	323,825	75.76	334,821	76.70	320,170	81.55	330,516	82.53	280,860	81.48

Commercial loans	61,090	14.29	58,235	13.34	33,301	8.48	31,255	7.80	23,750	6.89

Consumer Loans:
Home equity	28,188	6.60	24,305	5.57	22,560	5.75	18,407	4.60	17,815	5.17
All other consumer	14,303	3.35	19,185	4.39	16,558	4.22	20,288	5.07	22,262	6.46

Total consumer loans	42,491	9.95	43,490	9.96	39,118	9.97	38,695	9.67	40,077	11.63

Total loans	427,406	100.00%	436,546	100.00%	392,589	100.00%	400,466	100.00%	344,687	100.00%

Less:
Loans in process	2,283		2,467		1,043		2,671		3,341
Deferred fees and discounts	269		565		505		470		192
Allowance for loan losses	5,475		7,471		6,524		2,582		2,156

Total loans, net	$419,379		$426,043		$384,517		$394,743		$338,998

As of December 31, 2004, the total amount of loans due after December 31, 2005, which had predetermined interest rates was $249.4 million, while the total amount of loans due after such date which had floating or adjustable interest rates was $111.2 million.

As a state chartered commercial bank, the amount of loans the Bank is permitted to make to any one borrower is generally limited to 25% of the Bank’s unimpaired capital and surplus. At

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

December 31, 2004, the Bank’s regulatory loan-to-one borrower limit was $12.7 million. Additionally, as part of the Bank’s loan policy and strategic plan the Bank sets guidelines on the percentage of each type of loan for the loan’s portfolio. The concentrations of loans by type are regularly reviewed by the chief credit officer and loan committee. As of December 31, 2004, the Bank did not have any concentrations in loan types that are not already disclosed.

Investment Activities

Investment securities available-for-sale increased $37.1 million to $124.8 million at December 31, 2004 compared to $87.7 million at December 31, 2003. The Company realigned short-term investments such as Federal funds sold into higher yielding investment securities during 2004 in an effort to increase the overall net interest margin.

The composition and maturities of the investment securities portfolio at December 31, 2004, are indicated in the following table, at amortized cost which excludes unrealized gains (losses) on securities available for sale.

	At December 31, 2004

	Less Than		1 to 5		5 to 10		Over 10
	1 Year		Years		Years		Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(Dollars in thousands)
Securities available for sale
U.S. Treasury and government agency securities	$2,072	5.30%	$67,372	4.15%	$1,500	4.45%	$—	—	$70,944	4.19%
Municipal bonds	566	6.76	3,866	5.67	19,150	4.77	—	—	23,582	4.97
Corporate bonds	—	—	2,076	4.26	—	—	—	—	2,076	4.26
Mortgage backed securities	136	4.50	3,510	4.27	572	5.43	19,178	4.82%	23,396	4.75
Other securities	—	—	—	—	—	—	4,720	4.69	4,720	4.69

Total	$2,774	5.56%	$76,824	4.23%	$21,222	4.77%	$23,898	4.80%	$124,718	4.46%

Office properties and equipment increased $1.2 million to $18.3 million at December 31, 2004 compared to $17.1 million at December 31, 2003. The increase was primarily attributable to the construction of a new branch office in Fairview Heights, Illinois, as well as various equipment upgrades.

Goodwill increased $1.0 million to $12.4 million at December 31, 2004 compared to $11.4 million at December 31, 2003. The increase in goodwill was a result of the purchase of Parish Bank and Trust Company and represented the full amount of goodwill created in the transaction. Accounting for goodwill and the measurement of impairment is discussed in more detail in Note 1 of the Notes to Consolidated Financial Statements included later in this report.

Real estate held for sale increased $2.7 million to $3.0 million at December 31, 2004 compared to $319,000 at December 31, 2003. The increase in real estate held for sale was primarily attributable to one large commercial property that was transferred to the Company as a deed in lieu of foreclosure in December of 2004. The Company received an independent appraisal on this property in December of 2004 which indicated the market value exceeded the carrying value.

Deposits

Deposits decreased by $480,000 or 0.1% to $495.8 million at December 31, 2004, from $496.3 million at December 31, 2003. During 2004, the Company also began a sweep repurchase program which totaled $8.6 million at the end of 2004. While not considered deposits, the sweep repurchase program allows business customers to sweep their funds to interest bearing accounts

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

while maintaining collateralized balances. The balances for the sweep repurchase program are included in short-term borrowings. During 2004, the Company attempted to reduce higher rate interest-bearing liabilities in the face of intense competition in the various markets in which the Company operates and was able to increase checking and sweep accounts and decreased certificate of deposit accounts. In 2005, the Company will continue to look for ways to reduce its overall cost of funds, including pursuing lower rate deposits.

The following table sets forth the composition of deposits and the percentage of each category to total deposits for the periods presented.

	December 31, 2004		December 31, 2003

	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Noninterest bearing demand deposits	$53,919	10.88%	$44,305	8.93%
Interest bearing demand deposits	48,495	9.78	48,411	9.76
Savings and money market deposits	134,876	27.20	128,203	25.83
Time deposits $100,000 or more	61,274	12.36	39,649	7.99
Time deposits less than $100,000	197,213	39.78	235,689	47.49

Total deposits	$495,777	100.00%	$496,257	100.00%

Borrowings

The Company utilizes borrowings primarily for three purposes. The first is to leverage the Company’s capital in order to generate additional net interest income. The second is the management of short term cash requirements. The third is to assist in funding acquisitions of other financial institutions. The decision to borrow money to leverage capital is based on several factors, including the current asset/liability mix, the regulatory capital position of the Bank and the adequacy of available interest rate spreads subject to the limits established by the board of directors. Borrowings for leveraging purposes are derived from securities sold under agreements to repurchase and advances from the FHLB. Borrowings related to short term cash management are in the form of advances from the FHLB, customer repurchase agreements, and as required, federal funds purchased. As a member of the FHLB, the Bank is authorized to apply for advances from the FHLB. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB may prescribe the acceptable uses for these advances, as well as limitations on the size of the advances and repayment provisions. Borrowings related to funding acquisitions are in the form of notes payable from other financial institutions. Generally, these borrowings are short-term in nature.

Short-term borrowings increased $12.8 million from $1.4 million in 2003 to $14.2 million in 2004. Short-term borrowings consist of overnight advances from the FHLB, customer repurchase agreements, and federal funds purchased. The increase was due to an increase of $8.6 million of customer repurchase agreements and $3.5 million of federal funds purchased.

Long-term borrowings decreased $7.4 million from $62.9 million in 2003 to $55.5 million in 2004. Long-term borrowings consist of advances from the FHLB, notes payable, funds from securities sold under agreements to repurchase and junior subordinated debt owed to unconsolidated trusts (trust preferred securities). Securities sold under agreements to repurchase decreased $9.2 million and borrowings from the FHLB decreased $8.2 million. These decreases were partially offset by an increase of trust preferred securities of $10 million.

Stockholders’ equity on a per share basis increased by 3.6% from $17.51 at December 31, 2003, to $18.14 at December 31, 2004. Total stockholders’ equity decreased by $2.4 million or 5.3% to $43.2 million at December 31, 2004. The decrease in stockholder’s equity, as well as the increase in stockholders’ equity on a per share basis, was primarily due to the repurchase of 232,706 shares of treasury stock for a total cost of $6.5 million.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

Asset Quality

The Company’s asset quality management program, particularly with regard to loans, is designed to analyze potential risk elements and to support the growth of a profitable and high quality loan portfolio. The existing loan portfolio is monitored in a number of ways, including through the Company’s loan rating system. The loan rating system is also used to determine the adequacy of the allowance for loan losses. The Company’s loan analysis process proactively identifies, monitors and works with borrowers for whom there are indications of future repayment difficulties.

The Company’s lending philosophy is to invest in loans in the communities served by its banking centers so it can effectively monitor and control risk. The majority of the loan portfolio is comprised of retail loans and loans to small-to-midsize businesses. The loan portfolio does not include any loans to foreign countries.

Non-performing assets include foreclosed assets, loans that have been placed on non-accrual status, loans 90 days or more past due that continue to accrue interest and restructured troubled debt. During the year ended December 31, 2004, total non-performing assets increased by $3.9 million, or 63.9%, to $10.0 million from $6.1 million at December 31, 2003. The increase in nonperforming assets was primarily due to foreclosure on a $2.9 million property which is now in foreclosed assets, as well as an increase in non-performing loans of $1.4 million due to one large commercial borrower that filed bankruptcy during 2004.

The following table represents the amount of loans that were on non-accrual, past due 90 days and still accruing and forgone interest for each of the last five fiscal years.

	December 31,

	2004	2003	2002	2001	2000

	(Dollars in thousands)
Non-accrual loans	$6,769	$3,248	$6,834	$730	$680
Loans past due 90 days and still accruing	222	2,232	3,439	391	1,890
Troubled debt restructurings	42	281	480	611	439
Interest income recognized on non-accrual loans and troubled debt restructurings	—	199	70	—	—
Foregone interest on non-accrual loans	520	525	387	33	32

The Company recognized large loan loss provisions of approximately 1% of total loans in both 2003 and 2002 on a group of commercial real estate and real estate development loans that were made in previous years. During 2003, the Company adopted a new loan policy and implemented new loan approval, documentation and monitoring processes. The Company also recruited and employed an experienced commercial lending team including three new regional presidents, each of which is an experienced commercial lender, as well as three other seasoned commercial lenders. In 2004, the Company recruited a Chief Credit Officer to strengthen our monitoring of credit quality and the overall loan portfolio. His duties include responsibility for all credit administration activities and to oversee an independent review of new and existing loans in the portfolio. Company management performs a quarterly analysis of the adequacy of the allowance for loan losses. Management classifies problem loans into one of four categories: Special Mention Substandard, Doubtful, and Loss. During the year ended December 31, 2004, total classified loans decreased by $5.7 million to $19.4 million from $25.1 million at December 31, 2003. This decrease was due in part to the Company’s implementation of an ongoing comprehensive loan review, as well as the adoption of a new comprehensive loan policy that has identified problem loans in a more timely manner. The new program was designed to assist management in focusing collection efforts in problem areas and should result in a lower charge-off ratio. Classified loans increased dramatically during 2003 and have begun to decrease through 2004. The Company will continue to work at attempting to reduce the volume of classified loans through 2005.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

Certain loans may require frequent management attention and are reviewed on a monthly or more frequent basis. Although payments on these loans may be current or less than 90 days past due, the borrowers presently have or have had a history of financial difficulties and management has a concern as to the borrowers’ ability to comply with the present loan payment terms. Management believes such loans present more than the normal risk of collectibility. As such, these loans may result in classification at some future point in time as nonperforming. At December 31, 2004, such loans amounted to approximately $12.4 million, as compared to $14.3 million at December 31, 2003.

Analysis of Allowance for Loan Losses. The following table sets forth an analysis of the Company’s allowance for loan losses.

	Year Ended December 31,

	2004	2003	2002	2001	2000

	(Dollars in thousands)
Balance at beginning of period	$7,471	$6,524	$2,582	$2,156	$2,171
Charge-offs:
One-to-four family	—	—	2	—	—
Commercial real estate	1,333	1,134	—	28	3
Consumer	235	144	79	61	124
Commercial business	2,079	4,964	—	14	8

	3,647	6,242	81	103	135

Recoveries:
One-to-four family	14	—	—	—	—
Commercial real estate	110	583	—	1	28
Consumer	16	46	22	24	27
Commercial business	155	3	11	1	15

	295	632	33	26	70

Net charge-offs	(3,352)	(5,610)	(48)	(77)	(65)
Additions charged to operations	1,200	4,122	3,990	503	50
Additions through acquisitions	156	2,435	—	—	—

Balance at end of period	$5,475	$7,471	$6,524	$2,582	$2,156

Ratio of net charge-offs during the period to average loans outstanding during the period	0.77%	1.53%	0.01%	0.02%	0.02%

Ratio of net charge-offs during the period to average non-performing assets	31.63%	110.06%	0.75%	3.07%	2.75%

The balance in the allowance for loan losses and the related amount charged to operations is based upon periodic evaluations of the loan portfolio by management. These evaluations consider several factors including, but not limited to, general economic conditions, loan portfolio composition, prior loan loss experience, and management’s estimate of future potential losses.

During 2003 and 2004, the Company undertook a comprehensive review of its loan procedures and implemented a new comprehensive loan policy. This process indicated the need for additional allocations of commercial related loans during 2004. The allowance for loan losses is a material estimate that is particularly susceptible to significant changes in the near term and is established through a provision for loan losses. The allowance is based upon past loan experience and other factors which, in management’s judgment, deserve current recognition in estimating loan losses. The evaluation includes a review of all loans on which full collectibility may not be reasonably assured. Other factors considered by management include the size and character of the loan

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

portfolio, concentrations of loans to specific borrowers or industries, existing economic conditions and historical losses on each portfolio category. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties, which collateralize loans. Management establishes historical loss percentages and evaluates problem loans and adjusts allocations as necessary. Management believes it uses the best information available to make such determinations. If circumstances differ substantially from the assumptions used in making determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be affected. While the Company believes it has established its existing allowance for loan loses in conformity with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing the Bank’s loan portfolio, will not request an increase in the allowance for loan losses. Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases to the allowance will not be necessary if loan quality deteriorates. The following table represents the allocation of the allowance for loan losses by loan category.

	December 31,

	2004		2003		2002		2001		2000

		Percent of		Percent of		Percent of		Percent of		Percent of
		Each		Each		Each		Each		Each
		Category to		Category to		Category to		Category to		Category to
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans

	(Dollars in thousands)
One-to-four family	$581	41.09%	$1,012	48.70%	$224	58.24%	$157	61.79%	$209	61.47%
Multi-family	76	3.66	197	3.77	7	3.48	6	2.99	24	3.37
Commercial real estate	1,979	23.75	2,455	17.67	3,212	14.41	933	12.12	825	11.48
Construction and development	183	7.26	1,673	6.56	1,403	5.42	532	5.63	350	5.16
Commercial	2,194	14.29	1,454	13.34	1,434	8.48	729	7.80	581	6.89
Consumer	348	9.95	336	9.96	244	9.97	225	9.67	167	11.63
Unallocated	114	—	344	—	—	—	—	—	—	—

Total	$5,475	100.00%	$7,471	100.00%	$6,524	100.00%	$2,582	100.00%	$2,156	100.00%

Asset/ Liability Management

In an attempt to manage its exposure to changes in interest rates, management closely monitors the Company’s interest rate risk. The Bank has a funds management committee that consists of the CEO and President, Chief Financial Officer, a Regional President, a Senior Vice President and the Corporate Controller. The committee meets monthly and reviews the Bank’s interest rate risk position and evaluates its current asset/liability pricing and strategies. The committee adjusts pricing and strategies as needed and makes recommendations to the Bank’s board of directors regarding significant changes in strategy. In addition, on a quarterly basis, the board reviews the Bank’s asset/liability position, including simulations of the effect on the Bank’s capital of various interest rate scenarios.

The Company’s exposure to market risk is reviewed on a regular basis by the funds management committee. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The Funds Management Committee generally uses three types of analysis in measuring and reviewing the Company’s interest rate sensitivity. These are Static GAP analysis, Dynamic Interest Rate Risk Analysis and Economic Value of Equity (“EVE”).

The Static GAP analysis consists of examining the matching of assets and liabilities and the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity gap. An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive liabilities. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income while a negative gap would tend to adversely affect net interest income. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income while a negative gap would tend to result in an increase in net interest income.

The following condensed GAP report summarizing the Company’s interest rate sensitivity sets forth the interest rate sensitivity of the Bank’s assets and liabilities at December 31, 2004. Except as stated below, the amounts of assets and liabilities shown which reprice or mature during a particular period are determined in accordance with the earlier of the term to repricing or maturity of the asset or liability. Based on the Company’s historical trends, interest bearing demand deposits, money market deposits, and savings deposits have been proven to be a very stable source of funds, even through interest rate fluctuations. Accordingly, Company management believes these deposits are not 100% rate sensitive within the three months or less time frame. As a result, interest bearing demand and savings deposits have been allocated between the five repricing categories as follows: three months or less — 20%, after three through twelve months — 20%, after one through three years — 20%, after three through five years — 20%, and after five years — 20%. Money market deposits have been allocated between the categories as follows: after

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

three through twelve months — 50% and after one through three years — 50%. Certificate accounts are assumed to reprice at the date of contractual maturity.

	Maturing or Repricing

		4 Months
	1-3	to One	Over 1-3	Over 3-5	Over 5
	Months	Year	Years	Years	Years	Total

	Amount	Amount	Amount	Amount	Amount	Amount

Fixed rate one-to-four family (including commercial real estate and construction loans)	$7,039	$5,627	$24,213	$23,034	$127,836	$187,749
Adjustable rate one-to-four family (including commercial real estate and construction loans)	32,647	21,893	30,013	17,372	3,137	105,062
Construction & Development	16,852	2,695	7,961	2,770	736	31,014
Commercial business loans	30,561	4,992	14,762	8,539	2,236	61,090
Consumer loans	25,798	1,775	6,408	5,757	2,753	42,491
Investment securities and other	1,563	1,210	29,541	47,393	45,056	124,763
Federal Funds Sold, interest bearing due from banks, money market funds, and certificates of deposit	2,625	50	—	—	—	2,675

Total interest-earning assets	117,085	38,242	112,898	104,865	181,754	554,844

Savings deposits	17,598	17,598	17,598	17,598	17,598	87,990
Now and money market	9,699	33,142	33,142	9,699	9,699	95,381
Certificates under $100,000	53,552	98,707	33,111	11,843	—	197,213
Certificates of $100,000 or more	37,076	16,844	5,208	2,146	—	61,274
Borrowings	37,676	13,234	10,790	5,321	2,640	69,661

Total interest-bearing liabilities	155,601	179,525	98,849	46,607	29,937	511,519

Interest-earning assets less interest-bearing liabilities	$(38,516)	(141,283)	13,049	$58,258	$151,817	$43,325

Cumulative interest-rate sensitivity gap	$(38,516)	$(179,799)	$(166,750)	$(108,492)	$43,325

Cumulative interest-rate gap as a percentage of assets	(6.29)%	(29.39)%	(27.25)%	(17.73)%	7.08%

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARMs, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

The dynamic interest rate risk analysis calculates risk to net interest income under three different scenarios, including flat, upward and downward rate shifts. The analysis assumes that rates change over a 12 month time frame. The analysis calculates net interest spread, net interest margin, loan to deposit, cost of funds, ratio of earning assets and capital. The model assumes that as principal runs off, principal is reinvested into the same category. Other assumptions which are varied include: loan rates, investment yields and growth rates. This is accomplished using a simulation model. Modeling techniques encompass contractual maturity, prepayment assumptions covering interest rate increases and decreases and index-driven repricing characteristics. The model projects

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

changes in net interest income over a one-year period should interest rates rise, fall or remain constant. These effects are analyzed assuming interest rate increases or decreases of 100, 200 and 300 basis points. The model also incorporates key assumptions involving the Company’s ability to control and direct deposit rates, particularly on non-maturity categories. As of December 31, 2004, the simulation model indicated that over a twelve month horizon if interest rates were to increase 100 basis points, net income would increase $236,000. If interest rates were to decrease 100 basis points, net income would decrease $377,000.

The economic value of equity calculation uses information about the Company’s assets, liabilities and off-balance sheet items, market interest rate levels and assumptions about the behavior of the assets and liabilities, to calculate the Company’s equity value. The economic value of equity is the market value of assets minus the market value of liabilities, adjusted for off-balance sheet items divided by the market value of assets. The economic value of equity is then subjected to immediate and permanent upward changes of 300 basis points in market interest rate levels, in 100 basis point increments, and a downward change of 100 basis points. The resulting changes in equity value and net interest income at each increment are measured against pre-determined, minimum EVE ratios for each incremental rate change, as approved by the board in the interest rate risk policy.

The following table presents the Bank’s EVE ratios for the various rate change levels at December 31, 2004 and 2003:

	EVE Ratios

Changes in Interest Rates	2004	2003

300 basis point rise	7.54%	7.87%
200 basis point rise	7.88%	7.94%
100 basis point rise	8.06%	8.13%
Base rate scenario	7.91%	7.45%
100 basis point decline	6.60%	6.08%

The preceding table indicates that at December 31, 2004, in the event of an immediate and permanent 100 basis point increase in prevailing market interest rates, the Bank’s EVE ratio, would be expected to increase and that in the event of an immediate and permanent decrease in prevailing market interest rates, the Bank’s EVE ratio would be expected to decrease.

At December 31, 2004, the EVE increases in a rising rate scenario because the Company is asset sensitive and would have more interest earning assets repricing than interest-bearing liabilities. This effect is increased by periodic and lifetime limits on changes in rate on most adjustable-rate, interest-earning assets. The EVE decreases in a falling rate scenario because of the limits on the Company’s ability to decrease rates on some of its deposit sources, such as money market accounts and NOW accounts, and by the ability of borrowers to repay loans ahead of schedule and refinance at lower rates.

The EVE ratio is calculated by the Company’s fixed income investment advisor, and reviewed by management, on a quarterly basis utilizing information about the Company’s assets, liabilities and off-balance sheet items, which is provided by the Company. The calculation is designed to estimate the effects of hypothetical rate changes on the EVE, utilizing projected cash flows, and is based on numerous assumptions, including relative levels of market interest rates, loan prepayments speeds and deposit decay rates. Actual changes in the EVE, in the event of market interest rate changes of the type and magnitude used in the calculation, could differ significantly. Additionally, the calculation does not account for possible actions taken by Funds Management to mitigate the adverse effects of changes in market interest rates.

In managing its asset/liability mix, the Company, at times, depending on the relationship between long-term and short-term interest rates, market conditions and consumer preferences, may place somewhat greater emphasis on maximizing its net interest margin than on better matching the

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

interest rate sensitivity of its assets and liabilities in an effort to improve its net income. While the Company does have some exposure to changing interest rates, management believes that the Company is positioned to protect earnings throughout changing interest rate environments. It appears that the Company’s market risk is reasonable at this time.

The Company currently does not enter into derivative financial instruments, including futures, forwards, interest rate risk swaps, option contracts, or other financial instruments with similar characteristics and the Company has no market risk sensitive instruments held for trading purposes. However, the Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers such as commitments to extend credit and letters of credit. Commitments to extend credit and letters of credit are not recorded as an asset by the Company until the commitment is accepted and funded or the letter of credit is exercised.

Liquidity and Capital Resources

The Company’s primary sources of funds are deposits, proceeds from principal and interest payments on loans and on investment securities. While maturities and scheduled amortization of loans and investment securities are a predictable source of funds, deposit flows and mortgage loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In a period of declining interest rates, mortgage loan prepayments generally increase. As a result, the proceeds from mortgage loan prepayments are invested in lower yielding loans or other investments which have the effect of reducing interest income. In a period of rising interest rates, mortgage loan prepayments generally decrease and the proceeds from such prepayments are invested in higher yielding loans or investments which would have the effect of increasing interest income.

The Company’s liquidity, represented by cash and cash equivalents, is a result of its operating, investing and financing activities. The primary investing activities of the Company are the origination of loans, the purchase of investment securities, and, to a lesser extent, the purchase of loans and loan participations. The Company manages the investing activities primarily by investing in or selling loans and investment securities. During 2004, the Company acquired Parish Bank and Trust Company. This transaction was an investing activity that was not part of the day to day operations of the Company. All other transactions from the purchase of fixed assets to the reinvestment of investment security maturities are common activities of the Company.

The Company’s investing activities have a direct correlation to the financing activities. Factors that influence the Company’s financing activities involve the collection of deposits and advances and repayments of borrowings. The Company has the ability to borrow funds from the FHLB. Additionally, the Company has approximately $10 million available on a line of credit from a third party financial institution. The issuance or purchase of stock also has a direct effect on the Company’s financing activities. Additional financing activities that the Company engages in on a regular basis include the purchase and issuance of common stock, as well as, the payment of dividends on common stock. During 2004, the Company repurchased 232,706 shares of its common stock.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

The Company maintains a certain level of cash and other liquid assets to fund normal volumes of loan commitments, deposit withdrawals and other obligations. The following table summarizes significant contractual obligations and other commitments at December 31, 2004 (in thousands):

	Time	Long-term
Years Ended December 31,	Deposits	Borrowings (1)	Total

2005	$206,179	$23,722	$229,901
2006	27,545	9,341	36,886
2007	10,774	11,449	22,223
2008	9,513	156	9,669
2009	4,476	10,165	14,641
thereafter	—	640	640

Total	$258,487	$55,473	$313,960

Financial instruments whose contract amounts represent credit risk:
Commitment to originate loans			$10,694
Commitments to extend credit			48,121
Standby letters of credit			2,750

Total			$375,525

(1)	Fixed rate callable borrowings are included in the period of their modified duration rather than in the period in which they are due. Borrowings include fixed rate callable advances of $5 million and $2 million maturing in fiscal year 2008 and 2011 which are callable in 2005. Trust preferred debentures of $10 million mature in both 2032 and 2034, but are callable in 2007 and 2009.

The Company’s most liquid assets are cash, cash in banks and highly liquid, short-term investments. The levels of these assets are dependent on the Company’s operating, financing, lending and investing activities during any given period. Securities available-for-sale may also be utilized to meet liquidity needs. At December 31, 2004 and 2003, these liquid assets totaled $13.3 million and $45.6 million, respectively. The level of liquid assets at December 31, 2003 was higher than usual due to a number of factors, including sales of loans and higher than expected prepayments on loans and investment securities. In addition, the current interest rate environment has not presented many opportunities for prudent investing.

Liquidity management for the Company is both a daily and long-term function of the Company’s management strategy. Excess funds are generally invested in short-term investments such as federal funds. In the event that the Company should require funds beyond its ability to generate them internally, additional sources of funds are available, including FHLB advances. At December 31, 2004, the Company had outstanding long-term borrowings totaling $55.5 million, of which $25.0 million were advances from the FHLB, $9.2 million were funds from reverse repurchase agreements, $20.0 million were junior subordinated debt owed to unconsolidated trusts, and $1.3 million were funds from notes payable.

At December 31, 2004, the Company had outstanding commitments to originate mortgage loans of $10.7 million, of which 64.1% were at fixed interest rates. These commitments provided that the loans would be secured by properties located, for the most part, in the Company’s primary market areas. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit that were scheduled to mature in one year or less from December 31, 2004, totaled $206.2 million. Based upon the historically stable nature of the Company’s deposit base, management believes that a significant portion of such deposits will remain with the Company. The Company also had unused lines of credit provided to customers of $48.1 million at December 31, 2004.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

At December 31, 2004, the Company and Bank met all capital requirements as set by federal and state regulatory agencies. See Note 13 of the Notes to Consolidated Financial Statements and the discussion of the Company’s financial condition above.

Dividends

The Federal Reserve Board’s policy is that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality an overall financial condition, an that it is inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under certain circumstances, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if a bank subsidiary of the holding company is classified under prompt corrective action as “undercapitalized”.

The Company’s primary source for cash dividends is the dividends received from our subsidiary bank. The Bank is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. The Bank, in general, may not pay dividends in excess of its net profits. The Bank declared and paid dividends totaling $2.5 million, $1.9 million and $1.9 million to the Company, its sole stockholder, during 2004, 2003 and 2002, respectively.

Cash dividends in the total amount of $.075, $.30, and $.29 per share were paid by the Company during 2004, 2003 and 2002, respectively. As previously announced, the Company discontinued payment of its quarterly cash dividend in 2004. The payment of future dividends, if any, will depend primarily upon the Company’s earnings, financial condition and need for funds, as well as restrictions imposed by regulatory authorities regarding dividend payments and net worth requirements.

Special Note Concerning Forward-Looking Statements

This document (including information incorporated by reference) contains, and future oral and written statements of the Company and its management may contain, forward-looking statements, within the meaning of such term in the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.

The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company and its subsidiaries include, but are not limited to, the following:

•	The strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company’s assets.

•	The economic impact of past and any future terrorist threats and attacks, acts of war or threats thereof, and the response of the United States to any such threats and attacks.

•	The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

•	The effects of changes in interest rates (including the effects of changes in the rate of prepayments of the Company’s assets) and the policies of the Board of Governors of the Federal Reserve System.

•	The ability of the Company to compete with other financial institutions as effectively as the Company currently intends due to increases in competitive pressures in the financial services sector.

•	The inability of the Company to obtain new customers and to retain existing customers.

•	The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet.

•	Technological changes implemented by the Company and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers.

•	The ability of the Company to develop and maintain secure and reliable electronic systems.

•	The ability of the Company to retain key executives and employees and the difficulty that the Company may experience in replacing key executives and employees in an effective manner.

•	Consumer spending and saving habits which may change in a manner that affects the Company’s business adversely.

•	Business combinations and the integration of acquired businesses which may be more difficult or expensive than expected.

•	The costs, effects and outcomes of existing or future litigation.

•	Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

•	The ability of the Company to manage the risks associated with the foregoing as well as anticipated.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including other factors that could materially affect the Company’s financial results, is included in the Company’s filings with the Securities and Exchange Commission.

McGladrey & Pullen

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Centrue Financial Corporation
Kankakee, Illinois

We have audited the accompanying consolidated balance sheets of Centrue Financial Corporation and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centrue Financial Corporation and Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Champaign, Illinois
March 8, 2005

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY

	2004	2003

	(in thousands,
	except share and
	per share data)
Assets
Cash and due from banks	$10,760	$13,558
Interest bearing due from banks and other	2,526	14,373
Federal funds sold	—	17,216
Money market funds	—	458

Cash and cash equivalents	13,286	45,605

Certificates of deposit	149	50
Investment securities:
Available-for-sale, at fair value	124,763	87,712
Held-to-maturity, at cost (fair value: 2004 $0; 2003 $912)	—	892
Loans, net of allowance for loan losses of $5,475 in 2004 and $7,471 in 2003	418,963	426,043
Loans held for sale	416	—
Office properties and equipment	18,267	17,113
Goodwill	12,446	11,433
Life insurance contracts	9,110	8,752
Non-marketable equity securities	4,211	3,298
Accrued interest receivable	2,570	2,552
Intangible assets	1,774	1,229
Real estate held for sale	3,002	319
Other assets	2,896	4,413

Total assets	$611,853	$609,411

Liabilities and Stockholders’ Equity
Liabilities
Deposits
Noninterest bearing	$53,919	$44,305
Interest bearing	441,858	451,952

Total deposits	495,777	496,257
Short-term borrowings	14,188	1,448
Long-term borrowings	55,473	62,948
Other liabilities	3,239	3,115

Total liabilities	568,677	563,768

Commitments and Contingencies (Notes 15 and 16)
Stockholders’ Equity
Preferred stock, $.01 par value; authorized and unissued, 500,000 shares	—	—
Common stock, $.01 par value; 5,500,000 shares authorized; 4,200,300 shares issued	42	42
Additional paid-in capital	28,998	28,929
Retained income, partially restricted	43,925	39,231
Accumulated other comprehensive income	27	1,088
Unearned restricted stock (19,750 and 27,800 shares in 2004 and 2003, respectively)	(512)	(820)
Treasury stock (1,819,634 and 1,594,278 shares in 2004 and 2003, respectively), at cost	(29,304)	(22,827)

Total stockholders’ equity	43,176	45,643

Total liabilities and stockholders’ equity	$611,853	$609,411

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2004, 2003 and 2002

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY

	2004	2003	2002

	(in thousands,
	except per share data)
Interest and dividend income:
Loans	$24,884	$23,442	$27,615
Investment securities:
Taxable	3,584	3,466	3,777
Tax exempt	597	60	65
Deposits with banks and other	119	313	518
FHLB dividends	214	195	139

Total interest and dividend income	29,398	27,476	32,114

Interest expense:
Deposits	7,807	9,216	13,294
Short-term borrowings	115	47	—
Long-term borrowings	2,728	2,733	2,793

Total interest expense	10,650	11,996	16,087

Net interest income	18,748	15,480	16,027
Provision for loan losses	1,200	4,122	3,990

Net interest income after provision for loan losses	17,548	11,358	12,037

Noninterest income:
Fee income	4,357	2,874	2,535
Net gain on sales of securities	85	8	—
Net gain on sales of real estate held for sale	104	253	52
Net gain on sales of loans held for sale	886	1,271	1,116
Gain on sale of branch	—	478	—
Increase in cash surrender value of life insurance contracts	358	403	349
Other	217	419	459

Total noninterest income	6,007	5,706	4,511

Noninterest expenses:
Compensation and benefits	8,587	7,786	7,151
Occupancy	1,435	1,398	1,249
Furniture and equipment	1,370	945	612
Advertising	279	440	325
Data processing services	615	514	417
Telephone and postage	611	534	453
Amortization of intangibles	229	147	184
Legal and professional fees	670	894	711
Other	2,954	2,753	2,330

Total noninterest expenses	16,750	15,411	13,432

Income before income taxes	6,805	1,653	3,116
Income taxes	1,916	290	883

Net income	$4,889	$1,363	$2,233

Basic Earnings Per Share	$1.96	$0.65	$0.94

Diluted Earnings Per Share	$1.95	$0.65	$0.93

Dividends Per Share	$0.075	$0.30	$0.29

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2004, 2003 and 2002

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY

				Accumulated
		Additional		Other	Unearned		Total
	Common	Paid-In	Retained	Comprehensive	Restricted	Treasury	Stockholders’
	Stock	Capital	Income	Income	Stock	Stock	Equity

	(In thousands, except share and per share data)
Balance, December 31, 2001	$36	$15,209	$36,964	$605	$—	$(11,623)	$41,191
Comprehensive income:
Net income	—	—	2,233	—	—	—	2,233
Unrealized gain on securities available-for-sale arising during the period, net of tax of $529	—	—	—	1,026	—	—	1,026

							1,026

Comprehensive income							3,259
Purchase of 167,224 shares of treasury stock	—	—	—	—	—	(3,202)	(3,202)
Exercise of stock options	—	(187)	—	—	—	726	539
Dividends paid on common stock—$.29 per share	—	—	(680)	—	—	—	(680)

Balance, December 31, 2002	36	15,022	38,517	1,631	—	(14,099)	41,107
Comprehensive income:
Net income	—	—	1,363	—	—	—	1,363
Unrealized gain (loss) on securities available-for-sale arising during the period, net of tax of $(326)	—	—	—	(548)	—	—	(548)
Less: Reclassifications adjustment for gains included in net income, net of tax of $3	—	—	—	5	—	—	5

							(553)

Comprehensive income							810
Purchase of 466,540 shares of treasury stock	—	—	—	—	—	(9,308)	(9,308)
Exercise of stock options	—	20	—	—	—	182	202
Restricted stock awards	—	422	—	—	(820)	398	—
Stock issued in acquisition (700,300 shares)	6	13,465	—	—	—	—	13,471
Dividends paid on common stock—$.30 per share	—	—	(649)	—	—	—	(649)

Balance, December 31, 2003	42	28,929	39,231	1,088	(820)	(22,827)	45,643
Comprehensive income:
Net income	—	—	4,889	—	—	—	4,889
Unrealized gain (loss) on securities available-for-sale arising during the period, net of tax of $(530)	—	—	—	(1,114)	—	—	(1,114)
Less: Reclassifications adjustment for gains included in net income, net of tax of $32	—	—	—	53	—	—	53

							(1,061)

Comprehensive income							3,828
Purchase of 232,706 shares of treasury stock	—	—	—	—	—	(6,514)	(6,514)
Exercise of stock options	—	41	—	—	—	148	189
Restricted stock awards	—	28	—	—	(66)	38	—
Forfeit of restricted stock	—	—	—	—	149	(149)	—
Amortization of restricted stock awards	—	—	—	—	225	—	225
Dividends paid on common stock— $.075 per share	—	—	(195)	—	—	—	(195)

Balance, December 31, 2004	$42	$28,998	$43,925	$27	$(512)	$(29,304)	$43,176

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY

	2004	2003	2002

	(in thousands)
Cash Flows from Operating Activities
Net income	$4,889	$1,363	$2,233
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	1,200	4,122	3,990
Depreciation	1,722	1,293	894
Amortization of investments, net	103	179	69
Amortization of intangibles	229	147	184
Amortization of restricted stock	225	—	—
Deferred income taxes	1,284	551	(1,400)
Origination of loans held for sale	(31,008)	(56,224)	(58,865)
Proceeds from sales of loans held for sale	51,651	57,623	60,698
Net gain on sales of loans held for sale	(886)	(1,271)	(1,116)
Net gain on sales of securities	(85)	(8)	—
Net gain on sales of real estate held for sale	(104)	(253)	(52)
Gain on sale of branch	—	(478)	—
Increase in cash surrender value of life insurance contracts	(358)	(403)	(349)
Federal Home Loan Bank stock dividend	(213)	(229)	(133)
Changes in:
Accrued interest receivable	86	559	27
Other assets and liabilities, net	1,584	(2,760)	1,159

Net cash provided by operating activities	30,319	4,211	7,339

Cash Flow from Investing Activities
Purchases of available for sale securities	(88,785)	(37,784)	(52,040)
Proceeds from sales of available for sale securities	5,943	96	—
Proceeds from maturities of available for sale securities	52,148	47,226	17,279
Purchases of held-to-maturity securities	—	—	(195)
Proceeds from maturities of held-to-maturity securities	242	201	604
Proceeds from maturities of certificates of deposit	199	—	—
Proceeds from sales of real estate held for sale	648	678	601
Cash paid for branch sale	—	(12,315)	—
Purchase of Aviston Financial Corporation, net of cash acquired	—	2,984	—
Purchase of Parish Bank & Trust Company, net of cash acquired	38	—	—
Net (increase) decrease in loans	(10,205)	19,547	5,033
Purchases of office properties and equipment, net	(2,607)	(6,767)	(2,874)
Purchases of life insurance contracts	—	—	(8,000)

Net cash from investing activities	(42,379)	13,866	(39,592)

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY

	2004	2003	2002

	(in thousands)
Cash Flows from Financing Activities
Net increase (decrease) in deposit accounts	(19,004)	1,355	16,660
Proceeds from long-term borrowings	14,000	104	52,600
Repayments of long-term borrowings	(21,475)	(12,400)	(12,900)
Change in short-term borrowings	12,740	798	—
Proceeds from exercise of stock options	189	202	539
Dividends paid	(195)	(649)	(680)
Purchase of treasury stock	(6,514)	(9,308)	(3,202)

Net cash from financing activities	(20,259)	(19,898)	53,017

Increase (decrease) in cash and cash equivalents	(32,319)	(1,821)	20,764
Cash and cash equivalents:
Beginning of year	45,605	47,426	26,662

End of year	$13,286	$45,605	$47,426

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest	$10,651	$12,017	$16,044

Income taxes	$1,478	$1,104	$1,854

Supplemental Disclosures of Noncash Investing Activities:
Real estate acquired through foreclosure	$3,254	$428	$462

Sale of Hoopeston Branch:
Assets disposed:
Loans	$—	$(6,370)	$—
Accrued interest receivable	—	(24)	—
Premises and equipment	—	(165)	—
Other assets	—	(197)	—
Liabilities assumed by buyer:
Demand deposits	—	2,162	—
Certificates of deposit	—	17,243	—
Other liabilities	—	144	—
Gain on sale of branch	—	(478)	—

Cash paid	$—	$12,315	$—

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY

	2004	2003	2002

	(in thousands)
Acquisition of Aviston Financial:
Stock issued	$—	$(13,471)	$—
Cost incurred	—	(601)	—
Assets acquired:
Investments	—	15,355	—
Loans	—	72,068	—
Accrued interest receivable	—	339	—
Premises and equipment	—	1,426	—
Federal Home Loan Bank stock	—	329	—
Goodwill	—	8,367	—
Intangible assets	—	358	—
Liabilities assumed:
Demand deposits	—	(31,568)	—
Certificates of deposit	—	(49,020)	—
Borrowings	—	(6,194)	—
Other liabilities	—	(372)	—

Cash paid, net of cash acquired	$—	$(2,984)	$—

Acquisition of Parish Bank & Trust Company:
Cash paid	$4,400	$—	$—
Cost incurred	123	—	—

Total cost	$4,523	$—	$—

Assets acquired:
Cash and cash equivalents	$(4,561)	$—	$—
Certificates of deposit	(298)	—	—
Investments	(8,616)	—	—
Nonmarketable equity securities	(85)	—	—
Loans	(7,342)	—	—
Accrued interest receivable	(104)	—	—
Premises and equipment	(269)	—	—
Other assets	(72)	—	—
Goodwill	(1,013)	—	—
Intangible assets	(774)	—	—
Liabilities assumed:
Non-interest bearing deposits	5,462	—	—
Interest bearing deposits	13,062	—	—
Other liabilities	87	—	—

Net assets acquired	$(4,523)	$—	$—

Cash acquired, net of cash paid	$38	$—	$—

See Accompanying Notes to Consolidated Financial Statements.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Through Centrue Bank (the “Bank”), Centrue Financial Corporation (the “Company”), provides a full range of banking services to individual and corporate customers through its nineteen locations throughout Illinois. The Bank is subject to competition from other financial institutions and nonfinancial institutions providing financial products. Additionally, the Company and the Bank are subject to the regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank and the Bank’s wholly-owned subsidiary, Centrue Service Corporation. Significant intercompany accounts and transactions have been eliminated in consolidation. Based on the Company’s approach to decision making, it has decided that its business is comprised of a single business segment.

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and conform to predominate practice within the banking industry.

Use of Estimates

In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions which significantly affect the amounts reported in the consolidated financial statements. Significant estimates which are particularly susceptible to change in a short period of time include the determination of the market value of investment securities, the allowance for loan losses and valuation of mortgage servicing rights, goodwill and real estate held for sale. Actual results could differ from those estimates.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Cash and Cash Equivalents

For reporting cash flows, cash and cash equivalents represent highly liquid investments with maturities of 90 days or less at the time of purchase and includes cash on hand, due from bank accounts (including cash items in process of clearing), money market funds and federal funds sold. Cash flows from loans, deposits and short-term borrowings are reported net.

Securities

Securities classified as held-to-maturity are those securities the Company has both the positive intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Securities classified as available-for-sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available-for-sale are carried at fair value. The difference between fair value and cost, adjusted for amortization of premium and accretion of discounts, results in an unrealized gain or loss. Unrealized gains or losses are reported as accumulated other comprehensive income (loss), net of the related deferred tax effect. Gains or losses on the sale of securities are determined on the basis of the specific security sold and are included in earnings. Premiums and discounts are recognized in interest income using the interest method over their contractual lives.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans originated or purchased are identified as either held for sale or portfolio at origination or purchase. Loans held for portfolio are originated or purchased with the intent to hold them to maturity for the purpose of earning interest income. Since the Bank has the ability to hold such loans as intended, they are recorded at cost. Interest is credited to income as earned using the simple interest method applied to the daily balances of the principal outstanding.

The accrual of interest income on loans is discontinued at the time the loan is 90 days past due or earlier when, in the opinion of management, there is reasonable doubt as to the borrower’s ability to meet payments of interest or principal when they become due. Interest income on these loans is recognized to the extent interest payments are received and the principal is considered fully collectible.

Loan origination fees and certain direct origination costs are being amortized as an adjustment of the yield over the contractual life of the related loan, adjusted for prepayments, using the interest method.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to income.

Mortgage loans held for sale are generally sold with the mortgage servicing rights retained by the Company. The carrying value of mortgage loans sold is reduced by the cost allocated to the associated mortgage servicing rights. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

Allowance for Loan Losses

The allowance for loan losses (“allowance”) is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated values of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, various regulatory agencies periodically review the allowance. These agencies may require the Bank to make additions to the allowance based on their judgments of collectibility based on information available to them at the time of their examination.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Real Estate Held for Sale

Real estate acquired through foreclosure or deed in lieu of foreclosure represents specific assets to which the Company has acquired legal title in satisfaction of indebtedness. Such real estate is recorded at the lower of the property’s fair value at the date of foreclosure or cost. Initial valuation adjustments, if any, are charged against the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value. Subsequent declines in estimated fair value are charged to expense when incurred. Revenues and expenses related to holding and operating these properties are included in operations.

Office Properties and Equipment

Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Estimated lives are 15 to 39 years for buildings and leasehold improvements and 3 to 15 years for furniture and equipment.

Non-Marketable Equity Securities

The Bank, as a member of the Federal Home Loan Bank of Chicago (the “FHLB”), is required to maintain an investment in capital stock of the FHLB in an amount equal to 1% of its outstanding home loans. No ready market exists for the FHLB stock, and it has no quoted market value. For disclosure purposes, such stock is assumed to have a market value which is equal to cost.

Intangible Assets

Intangible assets consist of core deposit intangibles from business acquisitions. This amount is amortized into other expense on a straight-line basis using periods of 10 to 15 years. On a periodic basis, the Company reviews the intangible assets for events or circumstances that may indicate a change in recoverability of the underlying basis.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Goodwill

Goodwill resulted from the acquisition of Coal City National Bank in 1998, Aviston Financial Corporation in 2003 and Parish Bank & Trust Company in 2004. The Coal City amount was originally amortized into expense on a straight-line basis assuming a life of twenty years. As more fully explained in Note 4, the Company adopted Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, and ceased amortization of the goodwill on January 1, 2002. The Company performed an initial impairment assessment as of January 1, 2002 and performed an annual impairment assessment on all goodwill as of September 30, 2004, 2003 and 2002.

Loan Servicing

The cost of mortgage-servicing rights acquired is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the year of origination and original life and compared to current market interest rates, prepayment speeds and other relevant factors. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceeds their fair value.

Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets are also recognized for operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Earnings Per Share

Basic earnings per share are computed by dividing net income for the year by the average number of shares outstanding. Shares of unearned restricted stock are not considered outstanding in this calculation.

Diluted earnings per share are determined by dividing net income for the year by the average number of shares of common stock and dilutive potential common shares outstanding. Dilutive potential common shares assume exercise of stock options and use of proceeds to purchase treasury stock at the average market price for the period.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

The following reflects earnings per share calculations for basic and diluted methods:

	December 31,

	2004	2003	2002 (1)

Net income available to common shareholders	$4,889,000	$1,363,000	$2,233,000

Basic average shares outstanding	2,490,789	2,098,386	2,387,110
Diluted potential common shares:
Stock option equivalents	11,847	2,891	8,740

Diluted average shares outstanding	2,502,636	2,101,277	2,395,850

Basic earnings per share	$1.96	$0.65	$0.94

Diluted earnings per share	$1.95	$0.65	$0.93

(1)	The earnings per common share for the year ended December 31, 2002 have been adjusted to give retroactive effect to the two-for-one stock split (discussed in Note 2) effected in the form of a stock dividend on October 30, 2003 as if the stock split had occurred on January 1, 2002.

Trust Assets

Assets of the trust department, other than trust cash on deposit at the Bank, are not included in these financial statements because they are not assets of the Company.

Stock-Based Employee Compensation

The Company has two stock-based employee compensation plans which are more fully described in Note 14. As permitted under accounting principles generally accepted in the United States of America, grants of options under the plan are accounted for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Because options granted under the plan had an exercise price equal to market value of the underlying common stock on the date of the grant, no stock-based employee compensation cost is included in determining net income. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	2004	2003	2002

	(in thousands,
	except per share data)
Net income, as reported	$4,889	$1,363	$2,233
Deduct total stock-based compensation expense determined under the fair value method for all awards, net of related tax effects	(264)	(328)	(6)

Pro forma net income	$4,625	$1,035	$2,227

Earnings per share:
Basic:
As reported	$1.96	$0.65	$0.94
Pro forma	1.86	0.49	0.94
Diluted:
As reported	$1.95	$0.65	$0.93
Pro forma	1.84	0.49	0.93

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

The fair value of the stock options granted in 2004, 2003 and 2002 has been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. In management’s opinion, such valuation models may not necessarily provide the best single measure of option value.

	2004	2003	2002

Number of options granted	65,500	107,000	5,000
Risk-free interest rate	4.04%-4.45%	3.41%-4.27%	1.44%
Expected life, in years	10	5-10	1
Expected volatility	22%-23%	22%-25%	25%
Expected dividend yield	0.00%-1.25%	1.14%-1.29%	1.62%
Estimated weighted average fair value per option	$11.71	$9.70	$3.54

Emerging Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) published FASB Statement No. 123 (revised 2004), Share-Based Payment (“FAS 123r” or the “Statement”). FAS 123r requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123r permits entities to use any option-pricing model that meets the fair value objective in the Statement. (Modifications of share-based payments will be treated as replacement awards with the cost of the incremental value recorded in the financial statements.)

The Statement is effective at the beginning of the third quarter of 2005. The Company is currently evaluating the allowable methods of applying the Standard.

The impact of this Statement on the Company in 2005 and beyond will depend upon various factors, among them being the Company’s future compensation strategy. The pro forma compensation costs presented in the table above and in prior filings for the Company have been calculated using a Black-Scholes option pricing model and may not be indicative of amounts which should be expected in future periods.

In December 2003, the Accounting Standards Executive Committee of the AICPA issued Statement of Position No. 03-3 (“SOP 03-3”), Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 addresses the accounting for differences between contractual cash flows and the cash flows expected to be collected from purchased loans or debt securities if those differences are attributable, in part, to credit quality. SOP 03-3 requires purchased loans and debt securities to be recorded initially at fair value based on the present value of the cash flows expected to be collected with no carryover of any valuation allowance previously recognized by the seller. Interest income should be recognized based on the effective yield from the cash flows expected to be collected. To the extent that the purchased loans or debt securities experience subsequent deterioration in credit quality, a valuation allowance would be established for any additional cash flows that are not expected to be received. However, if more cash flows subsequently are expected to be received than originally estimated, the effective yield would be adjusted on a prospective basis. SOP 03-3 will be effective for loans and debt securities acquired after December 31, 2004. Management does not expect the adoption of this statement to have a material impact on the Company’s consolidated financial statements.

On September 30, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) Emerging Issues Task Force (“EITF”) Issue No. 03-1-1 delaying the effective date of paragraphs 10-20 of EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which provides guidance for determining the meaning of “other-than-temporarily impaired” and its application to certain debt and equity securities within

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

the scope of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. The delay of the effective date of EITF 03-1 will be superceded concurrent with the final issuance of proposed FSP Issue 03-1-a. Proposed FSP Issue 03-1-a is intended to provide implementation guidance with respect to all securities analyzed for impairment under paragraphs 10-20 of EITF 03-1. Management continues to closely monitor and evaluate how the provisions of EITF 03-1 and proposed FSP Issue 03-1-a will affect the Company.

In March 2004, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 105, Application of Accounting Principles to Loan Commitments, which provides guidance regarding loan commitments that are accounted for as derivative instruments. In this SAB, the SEC determined that an interest rate lock commitment should generally be valued at zero at inception. The rate locks will continue to be adjusted for changes in value resulting from changes in market interest rates. This SAB did not have any effect on the Company’s financial position or results of operations.

Adoption of FASB Interpretation No. 46

The Company adopted FASB Interpretation (FIN) No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (Revised December 2003) in connection with its consolidated financial statements for the year ended December 31, 2004. FIN 46 establishes accounting guidance for consolidation of variable interest entities (VIE) that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE entity is the entity that absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both, as a result of ownership, controlling interest, contractual relationship or other business relationship with a VIE. Prior to the implementation of FIN 46, VIEs were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. The implementation of FIN 46, as revised, required the Company to de-consolidate its investment in Kankakee Capital Trust I as of January 1, 2004, because the Company is not the primary beneficiary. The Company’s prior financial statements were not reclassified to de-consolidate the Company’s investment in the Trust. There was no impact on shareholders equity or net income upon adoption of the standard.

Reclassification

Certain amounts in the 2003 and 2002 consolidated financial statements have been reclassified to conform to the 2004 presentation. Such reclassifications have no effect on previously reported net income or stockholders’ equity.

Note 2. Common Stock Split

On October 30, 2003, the Company issued 1,282,761 additional shares of common stock to effect a 2-for-1 common stock split. All share and per share amounts for the year ended December 31, 2002 have been retroactively adjusted for this split as if it occurred on January 1, 2002.

Note 3. Business Acquisitions

On October 9, 2003, the Company acquired for stock all of the outstanding shares of Aviston Financial Corporation (“Aviston Financial”) for a total cost of $14.1 million. The acquisition has been accounted for using the purchase method of accounting. As such, the results of operations of the acquired entity are excluded from the consolidated financial statements of income for the periods prior to the acquisition date. The purchase price has been allocated based on the fair

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

values at the date of acquisition. This allocation resulted in intangible assets of $358,000 and goodwill of $8.4 million. The intangible assets are being amortized over ten years. At closing, Aviston Financial had assets of $96.5 million, deposits of $80.6 million and stockholders’ equity of $9.3 million.

The following information presents a summary of consolidated operations of unaudited pro forma results of operations for the years ended December 31, 2003 and 2002 as though Aviston Financial had been acquired as of January 1, 2002:

	2003	2002

	(in thousands, except
	per share data)
Interest income	$31,738	$38,080
Interest expense	13,625	18,943
Net income	1,388	3,369
Basic earnings per share	0.66	1.09
Diluted earnings per share	0.66	1.09

These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of intangible assets and additional depreciation expense on the revaluation of purchased assets. They do not purport to be indicative of the results of operations that actually would have resulted had the combination occurred on January 1, 2002 or of future results of operations of the consolidated entities.

On March 5, 2004, the Company acquired for cash all of the outstanding shares of Parish Bank and Trust Company (“Parish Bank”) for a total cost of $4.5 million, including related expenses of $123,000. The acquisition was accounted for using the purchase method of accounting. As such, the results of operations of the acquired entity are excluded from the consolidated financial statements of income for the periods prior to the acquisition date. The purchase price has been allocated based on the fair values at the date of acquisition. This allocation resulted in intangible assets of $774,000 and goodwill of $1.0 million. The intangible assets are being amortized over ten years. At closing, Parish Bank had assets of $21.5 million, including $7.3 million of loans, deposits of $18.5 million and stockholders’ equity of $2.9 million. This acquisition was not considered material to the Company as a whole and therefore, proforma information is not included.

On December 31, 2004, the Company signed a definitive agreement with Illinois Community Bancorp, Inc. (“ICBI”) to acquire all of the outstanding stock of ICBI for a total cost of $3.3 million of which 50% will be in the form of cash and 50% will be in the form of common stock of the Company. The proposed acquisition is expected to close in the second quarter of 2005, subject to regulatory approval and the approval of ICBI stockholders.

Note 4. Goodwill and Intangible Assets

On January 1, 2002, the Company implemented Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under the provisions of SFAS 142, goodwill is no longer subject to amortization over its estimated useful life, but instead will be subject to at least annual assessments for impairment by applying a fair value based test. SFAS 142 also requires that an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer’s intent to do so. The Company determined that no transitional impairment loss was required at January 1, 2002.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Goodwill and intangible asset disclosures are as follows:

	As of December 31, 2004

	Gross Carrying	Accumulated
	Amount	Amortization

	(in thousands)
Amortized intangible assets:
Core deposit intangible	$2,990	$1,216
Aggregate amortization expense:
For the year ended December 31, 2004	$229
Estimated amortization expense:
For the year ended:
2005	$235
2006	$235
2007	$235
2008	$235
2009	$235
Thereafter	$599
Goodwill:	$12,446

Note 5. Investment Securities

Amortized costs and fair values of investment securities are summarized as follows:

	Available-for-Sale

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(in thousands)
December 31, 2004
U. S. government and agency securities	$70,944	$263	$58	$71,149
Municipal bonds	23,582	47	278	23,351
Mortgage-backed securities	23,396	291	157	23,530
Corporate bonds	2,076	—	76	2,000
Mutual funds	400	—	15	385
Other securities	4,320	28	—	4,348

Total	$124,718	$629	$584	$124,763

December 31, 2003
U. S. Treasury securities	$1,208	$—	$—	$1,208
U. S. government and agency securities	53,289	1,119	27	54,381
Municipal bonds	4,142	51	11	4,182
Mortgage-backed securities	26,864	540	116	27,288
Mutual funds	400	—	21	379
Other securities	250	24	—	274

Total	$86,153	$1,734	$175	$87,712

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Held-to-Maturity

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

(in thousands)
December 31, 2003
Municipal bonds	$892	$20	$—	$912

During 2004, the Company reclassified their remaining $650,000 of held-to-maturity securities to available-for-sale. The decision to reclassify the securities was due to all new purchases being classified as available-for-sale and the belief that all current investments should be classified as available for sale.

The amortized cost and fair value of securities classified as available-for-sale at December 31, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties, and certain securities require principal repayments prior to maturity. Therefore, these securities and mutual fund shares are not included in the maturity categories in the following maturity summary.

	Available-for-Sale

	Amortized	Fair
	Cost	Value

	(in thousands)
Due within 1 year	$2,638	$2,636
Due after 1 year through 5 years	73,314	73,455
Due after 5 through 10 years	20,650	20,409
Due after 10 years	—	—
Mortgage-backed securities	23,396	23,530
Mutual fund shares	400	385
Other securities	4,320	4,348

Total	$124,718	$124,763

Investment securities available-for-sale with a carrying value of approximately $70.5 million and $34.4 million at December 31, 2004 and 2003, respectively, were pledged to secure public deposit accounts and for other purposes as required or permitted by law.

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2004 and 2003 (in thousands), are summarized as follows:

	December 31, 2004

	Less than 12 Months		12 Months or More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Securities available for sale:
U.S. government and agency securities	$30,342	$58	$—	$—	$30,342	$58
Municipal bonds	17,259	277	528	1	17,787	278
Mortgage-backed securities	5,312	104	4,343	53	9,655	157
Corporate bonds	1,999	76	—	—	1,999	76
Mutual funds	—	—	385	15	385	15

	$54,912	$515	$5,256	$69	$60,168	$584

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

	December 31, 2003

	Less than 12 Months		12 Months or More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Securities available for sale:
U.S. government and agency securities	$3,872	$27	$—	$—	$3,872	$27
Municipal bonds	663	11	—	—	663	11
Mortgage-backed securities	9,664	116	—	—	9,664	116
Mutual funds	400	21	—	—	400	21

	$14,599	$175	$—	$—	$14,599	$175

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The unrealized losses on investment securities that have been in a continuous loss position for more than 12 consecutive months consist of three municipal securities with a fair market value of $528,000, two mortgage backed securities with a fair market value of $4.3 million and one mutual fund security with a fair market value of $385,000. The unrealized losses are generally due to changes in interest rates and, as such, are considered to be temporary, by the Company.

Realized gains and losses were as follows:

	Year Ended December 31,

	2004	2003	2002

	(in thousands)
Realized gains	$90	$8	$—
Realized losses	(5)	—	—

Net gain	$85	$8	$—

The tax expense applicable to these net realized gains and losses amounted to $32,000, $3,000, and $0, respectively.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Note 6. Loans

Loans consisted of the following:

	December 31,

	2004	2003

	(in thousands)
Real estate mortgage loans:
One-to-four family	$175,224	$212,578
Multifamily	15,655	16,461
Commercial	101,516	77,142
Construction and development	31,014	28,640

	323,409	334,821

Commercial loans	61,090	58,235

Consumer loans:
Home equity loans	28,188	24,305
All other consumer loans	14,303	19,185

	42,491	43,490

Gross loans	426,990	436,546
Less:
Deferred loan fees, net	269	565
Undisbursed portion of loan proceeds	2,283	2,467
Allowance for loan losses	5,475	7,471

	$418,963	$426,043

The Company’s opinion as to the ultimate collectibility of these loans is subject to estimates regarding the future cash flows from operations and the value of property, real and personal, pledged as collateral. These estimates are affected by changing economic conditions and the economic prospects of the borrowers.

Changes in the allowance for loan losses were as follows:

	Year Ended December 31,

	2004	2003	2002

	(in thousands)
Balance at beginning of year	$7,471	$6,524	$2,582
Provision for loan losses	1,200	4,122	3,990
Purchased allowance	156	2,435	—
Charge-offs	(3,647)	(6,242)	(81)
Recoveries	295	632	33

Balance at end of year	$5,475	$7,471	$6,524

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Information about impaired loans and non-accrual loans as of and for the years ended December 31, 2004, 2003 and 2002 is as follows:

	December 31,

	2004	2003	2002

	(in thousands)
Impaired loans with a valuation allowance	$4,934	$4,545	$4,820
Impaired loans without a valuation allowance	906	—	350

Total impaired loans	$5,840	$4,545	$5,170

Related valuation allowance	$1,348	$2,524	$3,162
Non-accrual loans, excluding impaired loans	$1,176	$1,438	$1,664
Loans past due ninety days or more and still accruing	$222	$2,232	$3,439
Average monthly balance of impaired loans (based on month-end balances)	$6,512	$5,097	$3,027
Interest income recognized on impaired loans	$—	$199	$70
Interest income recognized on a cash basis on impaired loans	$—	$199	$70

At December 31, 2004 and 2003, one-to-four family real estate mortgage loans of approximately $181.8 million and $157.1 million, respectively, were pledged to secure advances from the Federal Home Loan Bank of Chicago.

Note 7. Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans at December 31 are summarized as follows:

	December 31,

	2004	2003

	(in thousands)
Mortgage loan portfolios serviced for:
Freddie Mac	$136,433	$104,606
Fannie Mae	1,383	1,885

	$137,816	$106,491

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in deposits, were approximately $1.1 million and $809,000 at December 31, 2004 and 2003, respectively.

A summary of the changes in the balance of mortgage servicing rights in 2004 and 2003 is as follows:

	December 31,

	2004	2003

	(in thousands)
Balance, beginning	$822	$725
Servicing assets recognized during the year	372	485
Amortization of servicing assets	(138)	(388)

Balance, ending	$1,056	$822

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

The aggregate changes in the valuation allowances for mortgage servicing rights in 2004 and 2003 were as follows:

	December 31,

	2004	2003

	(in thousands)
Balance, beginning	$206	$169
Additions	—	506
Reductions	(50)	(469)

Balance, ending	$156	$206

Note 8. Office Properties and Equipment

Office properties and equipment consisted of:

	December 31,

	2004	2003

	(in thousands)
Land	$5,984	$4,963
Buildings and improvements	12,445	11,851
Construction in progress	2,179	—
Land acquired for future use	126	1,438
Furniture and equipment	9,561	9,326

	30,295	27,578
Less: Accumulated depreciation and amortization	12,028	10,465

	$18,267	$17,113

Depreciation and amortization expense amounted to $1.7 million, $1.3 million and $894,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company has a signed contract to construct a facility in Fairview Heights, Illinois for a total cost of approximately $4.3 million exclusive of $1.1 million for land already purchased, with an estimated completion date during the second quarter of 2005.

Note 9. Deposits

The composition of deposits is as follows:

	December 31,

	2004	2003

	(in thousands)
Demand deposits—noninterest bearing	$53,919	$44,305

Savings	87,990	84,816
NOW	48,495	48,411
Money market	46,886	43,387
Time deposits, $100,000 or more	61,274	39,649
Other time deposits	197,213	235,689

Interest bearing deposits	441,858	451,952

Total deposits	$495,777	$496,257

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

As of December 31, 2004, time deposits had scheduled maturity dates as follows:

Year of Maturity	Amount

(in thousands)
2005	$206,179
2006	27,545
2007	10,774
2008	9,513
2009	4,476

$258,487

Note 10. Short-Term Borrowings

Short-term borrowings consisted of:

	December 31,

	2004	2003

Federal funds purchased	$3,500	$—
Securities sold under repurchase agreements	8,563	—
Line of credit	2,125	1,448

Total short-term borrowings	$14,188	$1,448

Securities sold under agreements to repurchase, which are classified as secured borrowings, mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction.

The securities underlying the agreements to repurchase are under the control of the Bank.

Note 11. Long-Term Borrowings

Long-term borrowings consisted of:

	December 31,

	2004	2003

	(in thousands)
Reverse repurchase agreements	$9,200	$18,400
Other borrowings	1,318	1,392
Junior subordinated debt owed to unconsolidated trusts	20,000	10,000
Federal Home Loan Bank advances	24,955	33,156

Total	$55,473	$62,948

At December 31, 2004, reverse repurchase agreements of $9.2 million are due in March 2005 and bear an interest rate of 4.63%. At December 31, 2003, reverse purchase agreements of $18.4 million were due in the amount of $9.2 million each in March 2004 and March 2005.

At December 31, 2004 and 2003, other borrowings of $1.3 and $1.4 million, respectively, consisted of a note payable to an individual. The note payable bears an imputed rate of interest of 5.25% and matures in 2012 with semi-annual payments of $100,000.

Securities available-for-sale with a carrying value of approximately $9.2 million were pledged to collateralize the repurchase agreements as of December 31, 2004. The advances from the FHLB are collateralized by one-to-four family residential mortgages.

The weighted average maturity date of Federal Home Loan Bank advances was approximately 25 months and 33 months and the weighted average interest rates were approximately 4.16% and 4.00% at December 31, 2004 and 2003, respectively.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

The Company issued $10.0 million in each of April 2002 and April 2004 in cumulative trust preferred securities through newly formed special-purpose trusts, Kankakee Capital Trust I (Trust I) and Centrue Statutory Trust II (Trust II). The proceeds of the offerings were invested by the trusts in junior subordinated deferrable interest debentures of Trust I and Trust II. Trust I and Trust II are wholly-owned unconsolidated subsidiaries of the Company, and their sole assets are the junior subordinated deferrable interest debentures. Distributions are cumulative and are payable quarterly at a variable rate of 3.70% and 2.65% over the LIBOR rate, respectively, (at a rate of 6.0% and 5.15% at December 31, 2004) per annum of the stated liquidation amount of $1,000 per preferred security. Interest expense on the trust preferred securities was $851,000, $558,000 and $452,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The obligations of the trusts are fully and unconditionally guaranteed, on a subordinated basis, by the Company. The trust preferred securities for Trust I are mandatorily redeemable upon the maturity of the debentures on April 7, 2032, or to the extent of any earlier redemption of any debentures by the Company, and are callable beginning April 7, 2007. The trust preferred securities for Trust II are mandatorily redeemable upon the maturity of the debentures on April 22, 2034, or to the extent of any earlier redemption of any debentures by the Company, and are callable beginning April 22, 2009. Holders of the capital securities have no voting rights, are unsecured, and rank junior in priority of payment to all of the Company’s indebtedness and senior to the Company’s capital stock. For regulatory purposes, the trust preferred securities qualify as Tier I capital subject to certain provisions.

On March 1, 2005, the Board of Governors of the Federal Reserve System issued a final rule regarding the continued inclusion of trust preferred securities in the Tier 1 capital of bank holding companies, subject to stricter standards effective March 31, 2009. As a result of the final rule, the Federal Reserve will limit the aggregate amount of a bank holding company’s cumulative perpetual preferred stock, trust preferred securities and other minority interests to 25% of a company’s core capital elements, net of goodwill. Regulations in place at the time the Company placed its currently outstanding trust preferred securities did not require the deduction of goodwill. The final rule also provides that amounts of qualifying trust preferred securities and certain minority interests in excess of the 25% limit may be included in Tier 2 capital but will be limited, together with subordinated debt and limited-life preferred stock, to 50% of Tier 1 capital. The final rule provides a five-year transition period for bank holding companies to meet these quantitative limitations. While management does not anticipate that the final rule will have an impact on the Company when the five-year transition period expires, it is not possible to predict the final impact of the rule on the Company.

Future payments at December 31, 2004, for all long-term borrowings were as follows:

Year Ended	Amount

(in thousands)
2005	$16,722
2006	9,341
2007	1,449
2008	5,156
2009	165
Thereafter	22,640

Total	$55,473

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Note 12. Income Taxes

Income taxes consisted of:

	Year Ended December 31,

	2004	2003	2002

	(in thousands)
Current	$632	$(261)	$2,283
Deferred	1,284	551	(1,400)

	$1,916	$290	$883

The Company’s income tax expense differed from the maximum statutory federal rate of 35% as follows:

	Year Ended December 31,

	2004	2003	2002

	(in thousands)
Expected income taxes	$2,382	$579	$1,091
Income tax effect of:
State income tax (carryforward), net of federal benefit	—	—	(180)
Income taxed at lower rate	(68)	(16)	(31)
Increase in cash surrender value of life insurance	(125)	(137)	(122)
Tax exempt interest, net	(237)	(80)	(106)
Utilization of state net operating loss carryforwards	—	—	180
Reduction in valuation allowance for deferred taxes	(169)	—	—
Other	133	(56)	51

	$1,916	$290	$883

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Significant components of the deferred tax liabilities and assets, included in other assets, were as follows:

	December 31,

	2004	2003

	(in thousands)
Deferred tax assets:
Allowance for loan losses	$2,075	$2,900
State net operating loss carryforwards	245	169
Federal net operating loss carryforwards	691	—
Accrued benefits	204	164
OREO	—	20
Premises and equipment	—	581
Other	104	35

Total deferred tax assets	3,319	3,869
Less: Valuation allowance for deferred tax assets	—	169

Total deferred tax assets, net of valuation allowance	3,319	3,700

Deferred tax liabilities:
Unrealized gain on securities available-for-sale	(13)	(511)
Deferred loan costs (fees)	(344)	(404)
Stock dividend on FHLB stock	(386)	(297)
Premises and equipment	(467)	—
Mortgage servicing rights	(350)	(239)
Intangible assets	(501)	(278)
Basis in acquired assets	(193)	(120)

Total deferred tax liabilities	(2,254)	(1,849)

Net deferred tax assets	$1,065	$1,851

Retained earnings at December 31, 2004 and 2003 included approximately $9.0 million of the tax reserve which accumulated prior to 1988, for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $3.1 million as of December 31, 2004 and 2003.

As of December 31, 2004, the Company had Illinois net operating loss carryforwards of approximately $3.4 million for income tax purposes. The difference between book and tax net operating income results from interest income from certain investments which is exempt from income tax for state income tax purposes. The net operating loss carryforwards expire through 2015.

At December 31, 2004, the Company also had Federal net operating loss carryforwards of approximately $2.3 million for income tax purposes which expire through 2023.

Note 13. Stockholders’ Equity and Regulatory Capital

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company and the

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and the Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined by the regulations) to average assets (as defined) and Total and Tier I capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2004, that the Company and the Bank meet all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the Bank’s primary regulators, categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

					To be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
As of December 31, 2004
Tier 1 Capital to Average Assets
Centrue Financial	$43,312	7.32%	$23,674	4.00%	N/A
Centrue Bank	45,656	7.81%	23,382	4.00%	$29,227	5.00%
Tier I Capital to Risk Weighted Assets
Centrue Financial	43,312	11.01%	15,742	4.00%	N/A
Centrue Bank	45,656	11.32%	16,136	4.00%	24,204	6.00%
Total Capital to Risk Weighted Assets
Centrue Financial	53,857	13.69%	31,483	8.00%	N/A
Centrue Bank	50,703	12.57%	32,272	8.00%	40,340	10.00%

As of December 31, 2003
Tier 1 Capital to Average Assets
Centrue Financial	$41,893	7.26%	$23,090	4.00%	N/A
Centrue Bank	43,944	7.63%	23,038	4.00%	$28,797	5.00%
Tier I Capital to Risk Weighted Assets
Centrue Financial	41,893	9.90%	16,925	4.00%	N/A
Centrue Bank	43,944	10.46%	16,802	4.00%	25,203	6.00%
Total Capital to Risk Weighted Assets
Centrue Financial	47,173	11.14%	33,850	8.00%	N/A
Centrue Bank	49,201	11.71%	33,604	8.00%	42,006	10.00%

A liquidation account in the amount of $17.7 million was established for the benefit of eligible deposit account holders who continue to maintain their deposit accounts in the Bank after the December 30, 1992 conversion from a mutual savings and loan association to a stock savings bank. In the unlikely event of a complete liquidation of the Bank, each eligible deposit account holder would be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then-current adjusted balance for deposit accounts held, before any distribution may be made with respect to the Bank’s capital stock. The Bank may not declare or pay a cash dividend to the Company on, or repurchase any of, its capital stock if the effect

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

thereof would cause the net worth of the Bank to be reduced below the amount required for the liquidation account. Due to various natural events, such as death, relocation and general attrition of accounts, the balance in the liquidation account has been reduced to $1.1 million as of December 31, 2004.

Federal and state banking regulations place certain restrictions on dividends paid by the Bank to the Company. At December 31, 2004, the Bank’s retained earnings available for payment of dividends was $4.8 million. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

Note 14. Officer, Director and Employee Plans

401(k) Savings Plan
The Bank sponsors a qualified, tax-exempt deferred contribution plan qualifying under section 401(k) of the Internal Revenue Code (the “401(k) Plan”). Virtually all employees are eligible to participate after meeting certain age and service requirements. Eligible employees are permitted to contribute 1% to 50% of their compensation to the 401(k) Plan. The Company also has the option to contribute discretionary profit sharing contributions. Expense related to the 401(k) Plan, including plan administration, amounted to approximately $108,000, $309,000 and $322,000, for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company formerly had an Employee Stock Ownership (the “ESOP”) plan which during 2004, was merged into the Company’s 401(k) Plan. All participant balances were considered 100% vested upon the merger. During 2003 and 2002, the Company made a direct cash contribution totaling $120,000, to the ESOP. Costs related to the merger of the ESOP into the 401(k) during 2004 amounted to approximately $17,000.

Stock Option Plan

In 1992, the Company adopted an incentive stock option plan for the benefit of directors, officers, and employees of the Company or the Bank (the “1992 Stock Option Plan”). The number of shares of common stock authorized under the 1992 Stock Option Plan is 350,000. The option exercise price of an incentive stock option must be at least equal to the fair market value per share of the common stock on the date of grant. The 1992 Stock Option Plan also provides for the issuance of nonqualified stock options, restricted stock and stock appreciation rights and limited stock appreciation rights. All options available under the Plan have been granted.

In 2003, the Company adopted an incentive stock option plan for the benefit of directors, officers, and employees of the Company or the Bank (the “2003 Stock Option Plan”). The number of shares of common stock authorized under the 2003 Stock Option Plan is 400,000. The option exercise price of an incentive stock option must be at least equal to the fair market value per share of the common stock on the date of grant. The 2003 Stock Option Plan also provides for the issuance of nonqualified stock options, restricted stock and stock appreciation rights and limited stock appreciation rights.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Activity in the stock option plan was as follows:

	2004		2003		2002

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Fixed Options
Outstanding at beginning of year	101,800	$22.690	9,500	$14.632	70,770	$5.859
Granted	65,500	27.234	107,000	22.666	5,000	18.575
Exercised	(10,000)	19.000	(12,700)	15.988	(66,270)	5.561
Forfeited	(10,000)	26.000	(2,000)	26.250	—	—

Outstanding at end of year	147,300	24.720	101,800	22.690	9,500	14.632

Options exercisable at year-end	65,800		46,800		9,500

Weighted-average fair value of options granted during the year		$11.71		$9.70		$3.54

	Options Outstanding			Options Exercisable

	Outstanding	Weighted	Weighted	Outstanding	Weighted
	as of	Average	Average	as of	Average
	December 31,	Contractual	Exercise	December 31,	Exercise
	2004	Life (in Years)	Price	2004	Price
Exercise Price
$18.575	5,000	7.9	$18.575	5,000	$18.575
19.000	11,800	8.3	19.000	11,800	19.000
20.250	20,000	8.4	20.250	20,000	20.250
23.185	15,000	8.5	23.185	3,000	23.185
26.250	30,000	8.8	26.250	6,000	26.250
26.500	20,000	9.4	26.500	20,000	26.500
27.500	40,000	9.8	27.500	—	—
27.970	5,500	9.1	27.970	—	—

	147,300	9.0	$24.720	65,800	$22.479

Stockholders’ Rights Plan

On May 14, 1999, the Company’s Board of Directors adopted a Stockholders’ Rights Plan. The Plan provided for the distribution of one Right on June 15, 1999, for each share of the Company’s outstanding common stock as of May 24, 1999. The Rights have no immediate economic value to stockholders because they cannot be exercised unless and until a person, group or entity acquires 15% or more of the Company’s common stock or announces a tender offer. The Plan also permits the Company’s Board of Directors to redeem each Right for one cent under various circumstances.

In general, the Rights Plan provides that if a person, group or entity acquires a 15% or larger stake in the Company or announces a tender offer, and the Company’s Board chooses not to redeem the Rights, all holders of Rights, other than the 15% stockholder or the tender offeror, will be able to purchase a certain amount of the Company’s common stock for half of its market price.

Restricted Stock Awards

During 2004 and 2003, the Company issued restricted stock awards to certain employees and directors. The shares vest from one to five-year periods. As the shares vest, they will be charged

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

to compensation expense at the market price at date of grant. During 2004, 5,400 restricted shares vested to participants and 5,050 restricted shares were forfeited.

	Number of Shares

	2004	2003	2002

Under restriction, beginning of year	27,800	—	—
Granted	2,400	27,800	—
Restrictions released	(5,400)	—	—
Forfeited and reissuable	(5,050)	—	—

Under restriction, end of year	19,750	27,800	—

Compensation expense is recognized for financial statement purposes over the period of performance. Compensation expense of $225,000 was recognized for the year ended December 31, 2004. No compensation expense was recognized for the year ended December 31, 2003 or 2002.

Directors’ Deferred Compensation Plan

The Company has a deferred compensation plan for nonemployee directors of the Company in which a participating director may defer directors’ fees in the form of “phantom stock units.” For directors electing to participate in the plan, a deferred compensation account, included in other liabilities on the consolidated balance sheet, is credited with phantom stock units. Phantom stock units shall also be increased by any dividends or stock splits declared by the Company. At December 31, 2004 and 2003, the liability for deferred compensation was $101,000 and $43,000 which represented approximately 3,585 and 1,770 phantom stock units, respectively.

Note 15. Commitments and Contingencies

In the normal course of business, there are outstanding various contingent liabilities such as claims and legal actions, which are not reflected in the consolidated financial statements. In the opinion of management, the ultimate resolution of these matters is not expected to have a material effect on the financial position or on the results of operations of the Company and its subsidiary.

Note 16. Financial Instruments

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank’s exposure to credit loss, in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit, is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Financial instruments whose contract amount represent credit risk follows:

	December 31,

	2004	2003

	(in thousands)
Commitments to originate new loans	$10,694	$13,803
Commitments to extend credit	48,121	46,451
Standby letters of credit	2,750	2,506

Such commitments are recorded in the financial statements when they are funded or related fees are incurred or received. These commitments are principally at variable interest rates.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit written are conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Bank would be required to fund the commitment. The maximum potential amount of future payments the Bank could be required to make is represented by the contractual amount shown in the summary above. If the commitment is funded, the Bank would be entitled to seek recovery from the customer. At December 31, 2004 and 2003, no amounts have been recorded as liabilities for the Bank’s potential obligations under these guarantees.

The Company and the Bank do not engage in the use of interest rate swaps, futures, forwards, or option contracts.

Note 17. Fair Value of Financial Instruments

The following table reflects a comparison of carrying amounts and the fair values of the financial instruments:

	December 31,

	2004		2003

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

	(in thousands)
Assets:
Cash and cash equivalents	$13,286	$13,286	$45,605	$45,605
Certificates of deposit	149	149	50	50
Investment securities	124,763	124,763	88,604	88,624
Loans, gross	424,438	428,198	433,311	445,733
Loans held for sale	416	416	—	—
Nonmarketable equity securities	4,211	4,211	3,298	3,298
Accrued interest receivable	2,570	2,570	2,552	2,552
Liabilities:
Deposits	$495,777	$497,657	$496,257	$498,772
Short-term borrowings	14,188	14,188	1,448	1,448
Long-term borrowings	55,473	55,725	62,948	63,875
Accrued interest payable	568	568	451	451

The fair values utilized in the table were derived using the information described below for the group of instruments listed. It should be noted that the fair values disclosed in this table do not represent market values of all assets and liabilities of the Company and, thus, should not be interpreted to represent a market or liquidation value for the Company.

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:

Cash and cash equivalents and certificates of deposit: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets’ fair values.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Investment securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amounts of accrued interest approximate their fair values.

Nonmarketable equity securities: Those securities are carried at cost, as fair values are not readily determinable.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amounts of accrued interest approximate their fair value.

Loans held for sale: Fair values are based on quoted market price.

Off-balance-sheet instruments: Fair values for the Bank’s off-balance-sheet instruments (guarantees and loan commitments) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value for such commitments is nominal.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable-rate, fixed-term money market accounts approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying amounts of advance payments by borrowers for taxes and insurance approximate their fair value.

Short-term borrowings: The carrying amounts of federal funds purchased, securities sold under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values.

Long-term borrowings: Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. The Trust Preferred Debentures are privately held; therefore the carrying amount approximates fair value.

Accrued interest payable: The carrying amounts of accrued interest payable approximate their fair value.

Note 18. Sale of Branch

On February 14, 2003, the Company sold its Hoopeston bank branch at a premium resulting in a gain of $478,000. The branch had approximately $6.4 million in loans and $19.4 million in deposits.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Note 19. Condensed Parent Company Only Financial Statements

	December 31,

	2004	2003
Statements of financial condition

	(in thousands)
Assets:
Cash and cash equivalents	$370	$76
Certificate of deposit	50	50
Investment securities, available-for-sale	6,450	379
Equity in net assets of Centrue Bank	59,916	57,715
Investment in Capital Trusts	620	310
Other assets	1,103	803

	$68,509	$59,333

Liabilities and stockholders’ equity:
Long-term borrowings	$23,443	$12,840
Other liabilities	1,890	850
Common stock	42	42
Additional paid-in capital	28,998	28,929
Retained income	43,925	39,231
Accumulated comprehensive income	27	1,088
Unearned restricted stock	(512)	(820)
Treasury stock	(29,304)	(22,827)

	$68,509	$59,333

	Years Ended December 31,

	2004	2003	2002
Statements of income

	(in thousands)
Dividends from subsidiary	$2,596	$1,894	$1,875
Interest income	198	41	141
Net gain (loss) on sale of investments	(5)	8	—

Operating income	2,789	1,943	2,016

Equity in undistributed earnings of Centrue Bank	3,271	415	1,177
Interest expense	1,057	611	452
Other expenses	739	983	986

Income before income tax benefit	4,264	764	1,755
Income tax benefit	625	599	478

Net income	$4,889	$1,363	$2,233

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

	Years Ended December 31,

	2004	2003	2002
Statements of cash flows

	(in thousands)
Operating activities:
Net income	$4,889	$1,363	$2,233
Adjustments to reconcile net income to net cash provided by operating activities:
Gain (loss) on sale of securities	5	(8)	—
Equity in undistributed earnings of Centrue Bank	(3,271)	(415)	(1,177)
Compensation expense for restricted stock	225	—	—
Other	363	(772)	(68)

Net cash provided by operating activities	2,211	168	988

Investing activities:
Available-for-sale investment securities:
Proceeds from sale of securities	1,996	96	—
Purchases	(8,996)	(14)	(22)
Maturities of securities	1,000	—	—
Purchase of State Bank of Aviston	—	20	—

Net cash provided by (used in) investing activities	(6,000)	102	(22)

Financing activities:
Purchase of treasury stock	(6,514)	(9,308)	(3,202)
Dividends paid	(195)	(649)	(680)
Proceeds from issuance of junior subordinated debentures	10,000	—	10,000
Proceeds from borrowings	2,603	933	—
Payments on borrowings	(2,000)	(100)	—
Proceeds from exercise of stock options	189	202	539

Net cash provided by (used in) financing activities	4,083	(8,922)	6,657

Increase (decrease) in cash and cash equivalents	294	(8,652)	7,623
Cash and cash equivalents:
Beginning of period	76	8,728	1,105

End of period	$370	$76	$8,728

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Note 20. Quarterly Results of Operations (Unaudited)

	Year Ended December 31, 2004

	Three Months Ended
	December 31	September 30	June 30	March 31

	(in thousands, except per share data)
Interest income	$7,402	$7,358	$7,273	$7,365
Interest expense	2,653	2,602	2,603	2,792

Net interest income	4,749	4,756	4,670	4,573
Provision for loan losses	300	300	300	300

Net interest income after provision for loan losses	4,449	4,456	4,370	4,273
Other income	1,666	1,589	1,503	1,249
Other expense	3,984	4,310	4,147	4,309

Income before income taxes	2,131	1,735	1,726	1,213
Income taxes	502	502	544	368

Net income	$1,629	$1,233	$1,182	$845

Basic earnings per share	$0.66	$0.50	$0.47	$0.33

Diluted earnings per share	$0.66	$0.50	$0.46	$0.33

	Year Ended December 31, 2003

	Three Months Ended
	December 31	September 30	June 30	March 31

	(in thousands, except per share data)
Interest income	$7,164	$6,339	$6,641	$7,333
Interest expense	2,980	2,696	2,979	3,342

Net interest income	4,184	3,643	3,662	3,991
Provision for loan losses	101	272	3,683	66

Net interest income (loss) after provision for loan losses	4,083	3,371	(21)	3,925
Other income	1,315	1,534	1,116	1,741
Other expense	4,633	3,508	3,601	3,669

Income (loss) before income taxes	765	1,397	(2,506)	1,997
Income taxes	93	574	(1,003)	626

Net income (loss)	$672	$823	$(1,503)	$1,371

Basic earnings (loss) per share	$0.27	$0.44	$(0.80)	$0.64

Diluted earnings (loss) per share	$0.26	$0.44	$(0.80)	$0.64

CORPORATE
INFORMATION

CORPORATE INFORMATION

Corporate Headquarters

Centrue Financial Corporation
310 South Schuyler Avenue
P.O. Box 552
Kankakee, Illinois 60901-0552
(815) 937-4440
(815) 937-3674 FAX

Special Counsel

Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
333 West Wacker Drive
Suite 2700
Chicago, Illinois 60606
(312) 984-3100

Transfer Agent and Registrar

The Company’s transfer agent, LaSalle Bank N.A., maintains all stockholder records and can assist with stock transfer and registration, address changes, corrections in social security or tax identification numbers and 1099 tax reporting questions. If you have any questions, please contact the stock transfer agent at the address below:

LaSalle Bank N.A.

135 S. LaSalle Street, Suite 1960
Chicago, Illinois 60603
Attn: Shareholder Services
(312) 904-2458

Independent Registered Public Accounting Firm

McGladrey & Pullen, LLP
1806 Fox Drive
Champaign, Illinois 61820

WEB SITE ACCESS TO UNITED STATES SECURITIES AND EXCHANGE COMMISSION FILINGS

All reports filed electronically by the Company with the United Stated Securities Exchange Commission (the “SEC”), including the annual report on Form 10-K, quarterly reports on Form 10-Q, and current events reports on Form 8-K, as well as any amendments to those reports are accessible at no cost on our internet site at www.centrue.com and on the SEC’s web site at www.sec.gov. We will also provide you with a copy free of charge by contacting:

Centrue Financial Corporation

310 South Schuyler Avenue
P.O. Box 552
Kankakee, Illinois 60901-0552
(815) 937-4440

CORPORATE GOVERNANCE

The Company’s corporate governance practices are described in the following documents, which are available on the Company’s Web site at www.centrue.com or which may be obtained in print form from us at the above address:

     • Audit Committee charter

     • Executive Committee charter
     • Code of Conduct

CORPORATE
INFORMATION

Quarterly Press Releases

Copies of Centrue Financial Corporation’s quarterly press releases and other public information are available upon request, without charge by contacting our Corporate Secretary at the above address

Annual Meeting

The annual meeting of stockholders will be held at 10:00 a.m. on Friday, April 22, 2005, at the offices of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP, located at 333 West Wacker Drive, Suite 2700, Chicago, Illinois.

Common Stock – Market and Dividend Information

Beginning on February 25, 2005, the common stock of the Company has been trading on the Nasdaq National Market System under the symbol “TRUE.” Prior to that time, the common stock was traded on the American Stock Exchange under the symbol “CFF”. At March 4, 2005, there were 2,377,501 shares of the Company’s common stock issued and outstanding and there were approximately 603 holders of record.

The price range of the Company’s common stock from January 1, 2003 through March 4, 2005, is set forth in the following table:

	2004		2003

	High	Low	High	Low

1st Quarter	$28.24	$27.45	$19.70	$17.90
2nd Quarter	28.01	25.76	23.10	18.20
3rd Quarter	28.05	27.30	28.30	23.00
4th Quarter	28.21	27.15	32.30	25.70
January 1, 2005, through March 4, 2005	30.00	27.80

The Company paid its first cash dividend since becoming a public company during the first quarter of 1995. Cash dividends in the total amount of $.075 per share and $.30 per share were paid during 2004 and 2003, respectively. As previously announced, the Company discontinued payment of its quarterly cash dividend in 2004. The payment of future dividends, if any, will depend primarily upon the Company’s earnings, financial condition and need for funds, as well as restrictions imposed by regulatory authorities regarding dividend payments and net worth requirements. See Note 13 of the Notes to Consolidated Financial Statements for additional information regarding restrictions on the payment of dividends by the Bank to the Company.

DIRECTORS AND
OFFICERS

DIRECTORS AND OFFICERS

As of March 1, 2005

Centrue Financial Corporation Directors

Chairman of the Board, Centrue Financial Corporation and Chief Executive Officer, GPD Pharma, Michael A. Griffith

President and Chief Executive Officer, Centrue Financial Corporation, Thomas A. Daiber
President, Gundaker Commercial Group, Inc., Michael J. Hejna
President, Smith, Koelling, Dykstra & Ohm, PC, Mark L. Smith
Retired; Former Executive Director, Kankakee YMCA, Wesley E. Walker

Centrue Financial Corporation Officers

President and Chief Executive Officer, Thomas A. Daiber

Chief Financial Officer, James M. Lindstrom
Secretary, Lynn O’Brien

Centrue Bank, Directors and Officers

Chairman of the Board, Michael A. Griffith

Directors, Mark L. Smith, Michael J. Hejna, Wesley E. Walker, Thomas A. Daiber
President and Chief Executive Officer, Thomas A. Daiber
Chief Financial Officer, James M. Lindstrom
Chief Credit Officer, Keith A. Francis
President, Centrue North, Michael A. O’Gorman
President, Centrue South, Rick R. Parks
President, Centrue West, Keith M. Roseland
Senior Vice President, Carol S. Hoekstra
Vice Presidents: John A. Betts, Gary L. Buesinger, Hollice Clark, Anna D. Hollenbeck, John N. Kempen, Bobbi J. Kinkade, John C. Kirts, Cynthia T. Knebel, Marsha S. Lloyd, Christopher W. Maschoff, Larry J. Nona, Stephen N. Parrish, Terry L. Ralston, Mitchell L. Swim, Lynda L. Tite

OFFICE LOCATIONS

CentrueBank

Service. Centered on you!

Illinois
BOURBONNAIS
DIAMOND
COAL CITY
BRAIDWOOD
MOMENCE
Will County
MANTENO
Grundy County
MAIN OFFICE
KANKAKEE
Kankakee County
BRADLEY
Livingston County
DWIGHT
ASHKUM
Iroquois County
HERSCHER
Champaign County
URBANA
CHAMPAIGN
Clinton County
St Clair County
AVISTON
ST. ROSE
FAIRVIEW HEIGHTS
FDIC